UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 27, 2014 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q13/2013 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q12/2012, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 4Q13 NET INCOME

OF R$ 323 MILLION

Indicators (R$ Million)	4Q13	4Q12	Var.	2013	2012	Var.
Sales within the Concession Area - GWh	14,996	14,730	1.8%	58,463	56,682	3.1%
Captive Market	10,559	10,507	0.5%	41,148	40,683	1.1%
TUSD	4,437	4,223	5.1%	17,314	15,999	8.2%
Commercialization and Generation Sales - GWh	4,887	4,790	2.0%	18,706	16,445	13.7%
Gross Operating Revenue(1)	4,627	5,451	-15.1%	18,335	19,897	-7.9%
Net Operating Revenue(1)	3,467	3,800	-8.8%	13,629	13,539	0.7%
EBITDA (IFRS)(2)	912	727	25.5%	3,547	3,436	3.2%
EBITDA (IFRS+ Proportional Consolidation for Generation)(3)	1,013	816	24.1%	3,896	3,849	1.2%
Adjusted EBITDA(4)	1,135	1,317	-13.8%	4,225	4,605	-8.3%
Net Income (IFRS)	323	192	67.9%	950	1,208	-21.4%
Adjusted Net Income(5)	425	497	-14.4%	1,358	1,645	-17.4%
Investments	374	534	-29.9%	1,735	2,460	-29.5%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions, as CVM Instruction no. 527/12;

(3)     EBITDA (IFRS + Proportional Consolidation for Generation) considers, besides the items mentioned on note (1) above,  the proportional consolidation of assets that  are now accounted by the equity method, due to changes in accounting standards (IFRS 11/CPC 19 (R2));

(4)     Adjusted EBITDA considers, besides the items mentioned on note (2) above, the regulatory assets and liabilities and excludes the non-recurring effects;

(5)     Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects.

4Q13 HIGHLIGHTS

•  Energy sales were up 3.3% (1.8% reported) in the concession area – residential (+6.7%), commercial (+5.0%) and industrial (+1.1%)

•  Reduction in the adjusted PMSO in 4Q13 of 13.3% (R$ 50 million)

•  Tauron Program (smart grid) generated EBITDA  of R$ 52 million in 2013

•  CPFL Renováveis expansion: (i) A-5 Auction (Dec/13), (ii) joint venture with DESA  (Feb/14) and (iii) start-up of Atlântica wind complex (Mar/14)

•  Investments  of R$ 374 million in 4Q13 and of R$ 1,735 million in 2013

•  Distribution of R$ 931 million in dividends, related to 2013, with dividend yield of 4.8% (LTM); payment of R$ 568 million in complementary dividends, related to 2H13

•  Maintenance of the AA+(bra) rating by Fitch Ratings to CPFL Energia and subsidiaries

•  CPFL Energia’s shares were maintained in the ISE  (the BM&FBOVESPA’s Corporate Sustainability Index), for the 9th consecutive year

•  CPFL Energia was classified as a member in Sustainability Yearbook 2014, prepared by RobecoSAM, responsible for review of the DJSI

•  CPFL Piratininga and RGE won the 2013 IASC Award in the Southeast and South categories, respectively (distributors best evaluated by the consumers)

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	13
3.1) Sales within the Distributors’ Concession Area	13
3.1.1) Sales by Class – Concession Area	14
3.1.2) Sales to the Captive Market	14
3.1.3) TUSD	14
3.2) Commercialization and Generation Sales – Excluding Related Parties	15

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL
STATEMENTS CONSOLIDATION	16
4.1) Consolidation of CPFL Renováveis Financial Statements	17

5) ECONOMIC-FINANCIAL PERFORMANCE	18
5.1) Operating Revenue	18
5.2) Cost of Electric Energy	19
5.3) Operating Costs and Expenses	20
5.4) Regulatory Assets and Liabilities	21
5.5) EBITDA	21
5.6) Financial Result	21
5.7) Net Income	22

6) DEBT	23
6.1) Financial Debt (Including Hedge)	23
6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	26
6.3) Net Debt and Leverage	28

7) INVESTMENTS	30

8) DIVIDENDS	31

9) STOCK MARKET	32
9.1) Share Performance	32
9.2) Average Daily Volume	33
9.3) Ratings	34

10) CORPORATE GOVERNANCE	34

11) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2013	35

12) PERFORMANCE OF THE BUSINESS SEGMENTS	36
12.1) Distribution Segment	36
12.1.1) Economic-Financial Performance	36
12.1.2) 3rd Periodic Tariff Review Cycle	40
12.1.3) Tariff Adjustment	42
12.1.4) 2013 Extraordinary Tariff Adjustment (RTE)	42

12.1.5) Operating Performance of the Distribution Segment	43
12.2) Commercialization and Services Segment	44
12.3) Conventional Generation Segment	44
12.3.1) Economic-Financial Performance	44
12.4) CPFL Renováveis	46
12.4.1) Economic-Financial Performance	46
12.4.2) Status of Generation Projects	47
12.4.3) Subsequent Event - Association with Dobreve Energy	49

13) ATTACHMENTS	50
13.1) Statement of Assets – CPFL Energia	50
13.2) Statement of Liabilities – CPFL Energia	51
13.3) Income Statement – CPFL Energia	52
13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)
53
13.5) Cash Flow – CPFL Energia	54
13.6) Income Statement – Segment of Conventional Generation	55
13.7) Income Statement – CPFL Renováveis	56
13.8) Income Statement – Consolidated Distribution Segment	57
13.9) Economic-Financial Performance – Distributors	58
13.10) Sales within the Concession Area by Distributor (in GWh)	60
13.11) Sales to the Captive Market by Distributor (in GWh)	61

1) MESSAGE FROM THE CEO

We ended 2013, once again with solid results: in the fourth quarter, energy sales within CPFL Energia’s concession area, adjusted for calendar, temperature and other impacts, increased 3.3%. The residential and commercial segments once again played a prominent role, growing 6.7% and 5.0%, respectively. This performance is strongly based on sound economic fundamentals that drive consumption in our concession area, notably the increase in the real wage bill, low unemployment rates, robust retail sales led by home appliances, and expansion of the real estate market.

In the year, sales in our concession area increased 3.1%, driven by growth of 5.9% in the residential, 3.6% in the commercial and 2.0% in the industrial segments. Note that the latter outgrew the 1.2% increase in Brazil’s industrial production, mainly due to the solid performance of industry in Rio Grande do Sul state and the stiffness in energy consumption in certain sectors despite the economic slowdown. I would like to provide more details on our South operation, where we had a surprising increase of 7.5% in sales in the residential segment and 5.5% in the industrial segment. Here, I wish to highlight the extraordinary performance of Rio Grande do Sul, strongly linked to Brazil’s record agricultural crop in 2013. Rio Grande do Sul is Brazil’s 3rd largest agricultural producer and its industry, strongly linked to the production of agricultural machinery and tools, posted growth of 6.9% in 2013. Driven by the strong industry performance, unemployment rates remained lower than the national average, while resulting in a higher real income growth than across the rest of Brazil.

I would like to underline our cost reduction initiatives, particularly the Zero Base Budget (ZBB). Since 2011, in nominal terms, we were able to reduce our personnel, materials, outsourced services and other (PMSO) expenses by R$ 53 million, or 3.8%, compared to an average inflation of 12.2% in the period, as measured by the IGP-M index. In real terms, we reduced our costs by 14.9%, or R$ 236 million - an unparalleled advance in our pursuit of operational excellence.

I would also like to comment on the progress we made in our Tauron Program, our smart grid project. We already have over 15,000 meters installed, and have equipped more than 35% of our operational fleet with GPS systems and tablets, which should enable more accurate monitoring of our distribution network while reducing costs through savings in the  transport costs of the teams. This initiative should further improve the quality of our customer service and reduce operating costs. An example of the result obtained on this front is the EBITDA of R$ 52 million generated by this project in 2013.

Our subsidiary CPFL Renováveis continues to grow at full steam: in 2013, we added 130 MW of installed capacity to end the year at 1,283 MW from projects in operation, the highest in Brazil from renewable sources. In December 2013, we sold over 51 MW from the wind farms in the A-5 auction, with Pedra Cheirosa Complex. In February 2014, we concluded the acquisition of the wind farms of Rosa dos Ventos, adding another 13 MW to our installed capacity and, in March, we concluded the construction of Atlântica Wind Complex, which has 120 MW of installed capacity. In 2018, we should reach a total of 1,800 MW, of which 1,417 MW now operating and the remaining 384 MW under construction. In terms of economic and financial performance, CPFL Renováveis generated EBITDA of R$ 563 million in 2013, up 11.6% from 2012.

In February, this subsidiary also announced its association with Dobrevê Energia S.A. (DESA). The operation, which will involve the merger of the shares issued by DESA, is subject to compliance with certain conditions precedent, such as approvals by regulatory agencies and DESA’s creditors, as well as the satisfactory outcome of due diligence currently being conducted by both the parties. With this association, we are continuing on the path of sustainable growth at our subsidiary CPFL Renováveis, strengthening its leadership in Brazil’s renewable energy segment.

Fourth quarter consolidated financial results were equally significant: analyzing the managerial figures, adjusted for the impact of regulatory assets and liabilities, the proportional consolidation of generation assets and non-recurring effects, our EBITDA reached R$ 1,135 million, already considering the effects of the 3rd tariff review cycle at our distributors. Net income was R$ 425 million. In the year, we reported recurring EBITDA of R$ 4,225 million and net income of R$ 1,358 million. Thus, we announced the distribution of complementary dividends in the amount of R$ 568 million related to the results of the second half of 2013. During the year, dividends totaled R$ 931 million.

In terms of financial leverage, we ended 2013 with a net debt/EBITDA ratio of 3.59 times, virtually stable in relation to the third quarter. With the startup of CPFL Renováveis’ new assets, we envision a turning point for our leverage as a result of the natural maturation of our projects in it.

Lastly, I wish to point out that 2014 began with several challenges for the electricity sector, especially with regard to water levels and the need for increased power dispatch from thermal power plants. Brazil’s electricity system currently has a more diversified energy matrix than in 2001, when it endured its first and only energy rationing to date. Today we have some 20 GW generated by conventional thermal plants, nearly four times more than in 2001. Moreover, we now have a much more comprehensive and robust transmission grid, which allows for the exchange of energy between different production and consumption regions. These factors give us greater confidence to face one of the worst years in history in terms of water supply.

The regulatory requirements and challenges posed by an adverse scenario do impose major obstacles for the entire sector. However, CPFL Energia’s results in recent years underscore the group’s growth strategy, which is mainly anchored on solid and conservative financial discipline, excellence in services provided to all its consumers, focus on financial and operating results, and creation of value for shareholders and investors.

Wilson Ferreira Jr.

CEO of CPFL Energia

2) MACROECONOMIC CONTEXT

The pace of global economic recovery in 2013 was moderate, due to certain factors that prevailed since the end of 2012. The possibility of a new financial crisis in Europe, a possible sharp slowdown in China, or even the strong doubts about the impacts of the fiscal cliff in the U.S. economy were the main issues. These events were avoided, but brought uncertainty that led to a more subdued recovery in 2013.

Thus, in 2013 the world experienced moments of uncertainty with implications for confidence, investment and trade. Regarding the latter, the global demand slowed down and a large portion of productive capacity remained idle, which stimulated the competition between countries.

The expectation for 2014 is another year of moderate growth. For the global economy, we expect a growth rate of 3.7% in 2014, compared to 3.0% in 2013. Europe must reverse the scenario of recession and grow 1.0% this year, while the U.S. economy is expected to grow 2.8% in 2014 and 3.0% in 2015.

2013 GDP and forecasts for 2014 and 2015 (%) | selected economies

Source and forecasts: IMF

In Brazil, despite the fact that the industry have turned to grow slightly in 2013 (1.2% in 2013 compared to -2.6% in 2012), this sector is still suffering the effects of the global economic slowdown, the overvalued exchange rate, problems of logistics and uncertainties on how to conduct the economic policy.

In order to reverse this scenario, the government maintained the stimulus measures launched in 2012. Moreover, the recent devaluation of the real  began to contribute to exports. However, the country still recorded a decrease in confidence and higher inflation (especially coming from food and currency devaluation). On the other hand, unemployment rate continued to fall, explaining the rise in total income and the positive outcome of retail sales.

For the coming years, it is estimated that the Brazilian GDP will reach 1.7% in 2014 and 2.0% in 20151, compared to 2.3% in 2013, according to market expectations, driven by increased confidence and exports. Meanwhile, the industry will remain in a moderate growth. For the domestic market, the outlook remains good, given the low unemployment rate.

1FOCUS Report - 03/17/2014

Evolution of Brazilian GDP | Annual growth (%)

Source: IBGE

Energy sales in the concession area of CPFL Energia are growing above Brazilian GDP for three years

Energy consumption in the areas served by CPFL Energia is growing at a faster pace than the expansion of the Brazilian economy in recent years.

Brazilian GDP x CPFL Energia energy sales | Annual growth (%)

Source: IBGE and CPFL Energia

Some factors indicate that GDP may not be a good indicator to explain, solely, the trend of CPFL Energia energy sales for the next few years. That is because the income elasticity of energy consumption in developing countries is relatively higher.

Unlike developed countries, in Brazil the energy intensity still has an uptrend, mainly due to two characteristics:

(i)            Brazil has a high potential expansion of energy consumption to be explored due to the relatively low GDP per capita, the high income inequality and the pursuance of a pattern of consumption similar to the richest countries (pent-up demand for durable goods); and

(ii)           Brazil is an industrial society, with physical production still concentrated in energy-intensive industries (as opposed to a post-industrial society where the prevailing industry is based on high technology and low power consumption, while the advanced services sector commands economic activity).

The GDP does not capture, for example, the changes we are observing in the consumption pattern of Brazilian citizens, favored by the improvement in income distribution, and the increase of household appliances in residences.

Another important feature, which is also not covered by an indicator such as GDP, is the demographic profile; although the population growth rates are lower every year, there is a trend to the formation of smaller families than those observed a few decades ago, resulting in less residents per household and therefore higher energy consumption per capita in the residential segment.

The chart below shows the "decoupling" observed between the performance of residential consumption and household consumption, a component of GDP that would have a higher correlation with that segment.

Household consumption x CPFL Energia residential segment | Annual growth (%)

Source: IBGE and CPFL Energia

And although economic activity is more easily associated with the performance of the industry, one should remember that the energy consumption in the industrial segment also has its nuances and varies not only with the evolution of industrial GDP. The energy consumption of electro-intensive industries has higher stiffness to the economic downturn, either because of technical2 or economic3 issues.

Industrial GDP x CPFL Energia industrial segment | Annual growth (%)

Source: IBGE and CPFL Energia

2Industrial furnaces and machines that cannot be turned off even if physical production is being reduced.

3The electro-intensive industries tend to be less harmed than the rest of the industry, as Brazil has significant competitive advantages in these industries. However, this is not captured by the methodology of GDP, which does not weight the sectors for its energy intensity. E.g.: pulp and paper, metals, aluminum, food etc.

Other variables have been ensuring the good performance of the energy consumption. Despite moderate economic growth, the expansion in the number of residential customers remains over time (3.0% p.a. from 2003 to 2013), reflecting population growth. The expansion of housing credit, less inhabitants/residence and social programs also contributed to above-average growth in recent years.

The consumption per residential customer is favored by the combination of economic variables such as total income (resulting from higher average income and the expansion of employment levels) and loans to individuals, which stimulates sales of household appliances.

Such variables had significant growth in the period between 2003 and 2013: total income increased by 4.9% p.a. and sales of furniture and appliances, 13.6% p.a.. Loans to individuals, in turn, increased 18.9% p.a. from 2008 to 2013 while mortgages grew 42.8% p.a. in the same period.4

Thus, ownership of household equipment increased in a significant way in recent years, as shown in the chart below.

Household appliances ownership | % residences

Source: PNAD/IBGE

The number of residences that used to own a computer tripled and those with washing machines grew over 60% from 2003 to 2012. Even televisions and refrigerators, which had great penetration in 2003, grew in 10 years. The exception is the use of freezer, which after the rationing period 2001-2002, ceased to be a key item in Brazilian households; the presence of these devices in residences has been stable since then. Regarding the ownership of household appliances, the social programs, such as "Minha Casa Melhor" also played an important role to increase the number of equipment in residences in recent years.

The commercial segment follows the same trend observed in the residential segment, favored by total income and credit to individuals, already mentioned, but also with close correlation with retail sales, which grew 7.5% p.a. between 2003 and 2013.

4Historical series published by the Brazilian Central Bank start in Mar-07.

Evolution of main economic variables for residential and commercial segments seasonally adjusted | Jan-03 = 100

Source: IBGE

The industrial segment follows the path of physical production, already taking into account the safeguards made above regarding the higher influence of electro-intensive industrial activities and the stiffness in energy consumption decrease. Unlike the variables related to employment, income and credit, industrial production stopped its growth trend in late 2008, with the coming global financial crisis. After a sharp drop in late 2008, followed by a rapid recovery to previous levels in 1H09, the Brazilian industry keeps the same level until the present day. The difficulty to resume growth, despite high government incentives, lies mainly in the maintenance of overvalued exchange rate, deficiencies in infrastructure and world economy’s low growth rate, which affects the performance of exports and entrepreneurs expectations.

Evolution of industrial production – seasonally adjusted | Jan-03 = 100

Source: IBGE

Finally, the rural segment is highly influenced by rainfall levels, which determines the need for irrigation, and by grain harvest, which determines not only the expansion of agricultural production, but also contributes to the expansion of income and employment, generating a spillover effect over the other segments.

This effect was observed in the concession area of RGE in 2013. Despite the low growth rates for GDP and industrial production in Brazil, the energy consumption in the region served by the RGE grew 4.2%, highlighting residential (7.5%) and industrial (5.5%) segments. It is estimated that the GDP growth of Rio Grande do Sul has been three times higher than Brazil in 2013, given the contribution of the agro-industrial sector to the local economy.

The positive performance was ensured by the grain harvest, which reached record levels in 2013. According to the IBGE, the "super-harvest" was 16.2% (or 26 million tons) higher than in 2012, especially for corn (13%) and soybean (24%). The economic activity of Rio Grande do Sul, the 3rd largest agricultural producer state in Brazil, is closely related to the expansion of this segment. The agribusiness, some related activities and even the total income reflect the good performance of the grain harvest.

Take as an example the industry of agricultural machinery, which has 46% of its production concentrated in the state of Rio Grande do Sul. In 2013, there was a 19% increase in the production of these machines, according to Anfavea, which, in turn, favored the state's economy.

Production of agricultural machinery | thousands

Source: Anfavea

According to the IBGE, the production of machinery and equipment in Rio Grande do Sul, which includes agricultural machinery and equipment, grew 9.4%. This expansion also generated positive effects in other industries: vehicles (mainly trucks) grew by 17.2% and rubber and plastic (tires and components) industry grew 9.8%. This contributed to the recovery of state´s industry (up 6.9%, the highest increase among Brazilian states in 2013, compared to a decline of 5.3% in 2012), while the industry in the rest of the country remained virtually stagnant (+ 1.2% in 2013 compared to 2012).

Industrial production in Rio Grande do Sul | annual growth %

Source: IBGE

Finally, the dynamism generated by the good performance in grain harvest resulted in an unemployment rate even lower than the one observed in the rest of the country (3.5% in Rio Grande do Sul, compared to 5.4% on average for the whole country) and an increase of total income which was higher than in Brazil, as shown in the chart below.

Total income - Porto Alegre x All metropolitan regions* | quarterly moving average (Jan-07 = 100)

Source: IBGE

*All 6 metropolitan regions surveyed by IBGE.

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 4Q13, sales within the concession area, achieved by the distribution segment, totaled 14,996 GWh, an increase of 1.8%.

Sales within the Concession Area - GWh
	4Q13	4Q12	Var.	2013	2012	Var.
Captive Market	10,559	10,507	0.5%	41,148	40,683	1.1%
TUSD	4,437	4,223	5.1%	17,314	15,999	8.2%
Total	14,996	14,730	1.8%	58,463	56,682	3.1%

Note: Take into account changes in billing calendar in RGE in 2012.

In 4Q13, sales to the captive market totaled 10,559 GWh, an increase of 0.5%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,437 GWh in 4Q13, an increase of 5.1%, reflecting the migration of customers from captive market to the free market.

Sales within the Concession Area - GWh
	4Q13	4Q12	Var.	2013	2012	Var.	Part.
Residential	3,949	3,811	3.6%	15,426	14,567	5.9%	26.3%
Industrial	6,468	6,388	1.3%	25,419	24,924	2.0%	43.1%
Commercial	2,426	2,397	1.2%	9,305	8,981	3.6%	16.2%
Others	2,153	2,134	0.9%	8,312	8,210	1.2%	14.4%
Total	14,996	14,730	1.8%	58,463	56,682	3.1%	100.0%

Note: The tables of sales within the concession area by distributor are attached to this report in item 13.10. Take into account changes in billing calendar in RGE in 2012.

Noteworthy in 4Q13, in the concession area:

•           Residential and commercial segments (26.3% and 16.2% of sales, respectively): up by 3.6% and 1.2%, respectively, favored (i) by the good performance of total income observed throughout the year, due to the remaining good results in the labor market; and (ii) by the consequent increase in retail sales and, especially, in sales of household appliances; (iii) partially offset by less billing days (less 1.0 day, if compared to 4Q12). Adjusting growth rate by billing calendar, temperature and other effects, residential segment grew 6.7% and commercial segment, 5.0%.

•           Industrial segment (43.1% of sales): expansion of 1.3%, confirming the slower pace of recovery of the world economy and, consequently, the industrial production. It is worthy highlighting RGE’s concession area, where industrial consumption grew 6.3%, favored by government incentives (vehicles, including buses and trucks) and by the record grain harvest, especially of corn and soybeans (machinery and equipment, mainly agricultural machinery).

3.1.1) Sales by Class – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	3,949	3,811	3.6%	15,426	14,567	5.9%
Industrial	2,255	2,344	-3.8%	8,939	9,514	-6.0%
Commercial	2,248	2,259	-0.5%	8,646	8,507	1.6%
Others	2,107	2,093	0.7%	8,137	8,095	0.5%
Total	10,559	10,507	0.5%	41,148	40,683	1.1%

Note: The tables with captive market sales by distributor are attached to this report in item 13.11. Take into account changes in billing calendar in RGE in 2012.

The modest increase in sales to captive market is mainly due to the migration of industrial and commercial customers to the free market, in addition to trends in sales already mentioned in section 3.1 above.

3.1.3) TUSD

TUSD - GWh
	4Q13	4Q12	Var.	2013	2012	Var.
Industrial	4,213	4,044	4.2%	16,480	15,411	6.9%
Commercial	178	138	28.9%	659	474	39.2%
Others	46	42	11.3%	175	115	52.3%
Total	4,437	4,223	5.1%	17,314	15,999	8.2%

Note: Take into account changes in billing calendar in RGE in 2012.

TUSD by Distributor - GWh
	4Q13	4Q12	Var.	2013	2012	Var.
CPFL Paulista	2,169	2,086	4.0%	8,405	7,891	6.5%
CPFL Piratininga	1,612	1,576	2.3%	6,432	6,045	6.4%
RGE	544	478	13.9%	2,097	1,767	18.7%
CPFL Santa Cruz	11	12	-7.4%	46	33	36.1%
CPFL Jaguari	27	21	27.4%	100	82	22.3%
CPFL Mococa	7	7	6.7%	27	16	64.6%
CPFL Leste Paulista	14	14	0.3%	55	51	7.5%
CPFL Sul Paulista	52	29	80.1%	152	113	34.7%
Total	4,437	4,223	5.1%	17,314	15,999	8.2%

Note: Take into account changes in billing calendar in RGE in 2012.

3.2) Commercialization and Generation Sales – Excluding Related Parties

Based on pro forma amounts, in which the proportional consolidation of generation assets is reconsidered for management analysis, sales in commercialization and generation segments grew 2.0% to 4,887 GWh in 4Q13.

Commercialization and Generation Sales - GWh - pro forma
	4Q13	4Q12	Var.	2013	2012	Var.
Renewable	1,145	667	71.7%	3,501	2,167	61.5%
Commercialization and Conventional Generation	3,742	4,123	-9.2%	15,205	14,278	6.5%
Total	4,887	4,790	2.0%	18,706	16,445	13.7%

Note: Excludes sales to related parties and in the CCEE. Take into account proportional consolidation of jointly-controlled companies: Foz do Chapecó, Baesa, Enercan and Epasa. Take into account the provision adjustment of -90 GWh in 4Q12 and -2 GWh in 2012.

This variation reflects the increase in sales of CPFL Renováveis, mainly due to: (i) the commercial start-up of SHPP Salto Góes and Campo dos Ventos II wind farm; (ii) the availability agreement´s billing of Atlantica wind farm; and (iii) the higher volume of energy sold by the other wind complexes. The commercialization and conventional generation sales were influenced by the lower volume billed through bilateral agreements, mainly short-term agreements, and partially offset by the increase in the number of customers in portfolio (from 231 in 4Q12 to 284 in 4Q13), reflecting the strategy of national activity in the commercialization segment.

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2013 and 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

				Number of	Approximate number of consumers		End of the
Energy distribution	Company Type	Equity Interest	Location (State)	municipalities	(in thousands)	Concession term	concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,004	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,572	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,398	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	197	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	37	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	80	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	44	16 years	July 2015

Installed capacity
				Number of plants /		CPFL
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	type of energy	Total	participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 12.4.2	See item 12.4.2	See item 12.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

Energy commercialization and services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro- mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%

Notes:

(1)     Former Chumpitaz Serviços S.A.;

(2)     Former CPFL Bio Anicuns S.A.;

(3)     Former CPFL Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A.	Private corporation	Venture capital company	Direct 100%

4.1) Consolidation of CPFL Renováveis Financial Statements

On December 31, 2013, CPFL Energia indirectly held 58.84% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenue (IFRS)(1)	4,627,079	5,451,299	-15.1%	18,334,968	19,897,229	-7.9%
Gross Operating Revenue (IFRS + Conventional Generation Consolidation)(1)	4,723,248	5,545,286	-14.8%	18,585,334	20,070,724	-7.4%
Adjusted Gross Operating Revenue(1)	4,707,045	5,559,946	-15.3%	18,751,491	19,750,692	-5.1%
Net Operating Revenue (IFRS)(1)	3,466,666	3,800,128	-8.8%	13,629,457	13,539,325	0.7%
Net Operating Revenue (IFRS + Generation Proportional Consolidation)(1)	3,555,838	3,886,056	-8.5%	13,863,344	13,703,597	1.2%
Adjusted Net Operating Revenue(1)	3,533,521	3,911,940	-9.7%	14,009,070	13,486,656	3.9%
Cost of Electric Power (IFRS + Generation Proportional Consolidation)	(2,039,968)	(2,258,114)	-9.7%	(7,674,493)	(7,725,980)	-0.7%
Operating Costs & Expenses (IFRS + Generation Proportional Consolidation)	(1,051,379)	(1,481,016)	-29.0%	(4,476,288)	(4,607,727)	-2.9%
EBIT (IFRS + Generation Proportional Consolidation)	715,798	516,927	38.5%	2,716,962	2,721,441	-0.2%
EBITDA (IFRS)(2)	911,888	726,566	25.5%	3,547,112	3,435,992	3.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)	1,013,132	816,188	24.1%	3,895,579	3,848,543	1.2%
Adjusted EBITDA (3)	1,135,428	1,317,200	-13.8%	4,224,992	4,605,037	-8.3%
Financial Income (Expense) (IFRS + Generation Proportional Consolidation)	(218,595)	(182,633)	19.7%	(1,136,050)	(767,632)	48.0%
Income Before Taxes (IFRS + Generation Proportional Consolidation)	497,203	334,294	48.7%	1,580,912	1,953,809	-19.1%
Net Income (IFRS)	322,856	192,133	68.0%	949,036	1,207,062	-21.4%
Adjusted Net Income(4)	425,377	497,212	-14.4%	1,358,110	1,644,918	-17.4%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA  considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income  considers the regulatory assets and liabilities and excludes the non-recurring effects.

5.1) Operating Revenue

Disregarding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) reached R$ 4,627 million in 4Q13, a reduction of 15.1% (R$ 824 million). The gross Operating Revenue (IFRS + Conventional Generation Proportional Consolidation) was of 4,723 million, a reduction of 14.8% (R$ 822 million).

Net Operating revenue (IFRS disregarding the revenue from building the infrastructure of the concession) reached R$ 3,467 million in 4Q13, a reduction of 8.8% (R$ 333 million). The net Operating Revenue (IFRS + Conventional Generation Proportional Consolidation) amounted to R$ 3,556 million, a reduction of 8.5% (R$ 330 million).

The fall in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•        Reduction of R$ 345 million in the revenues from the Distribution segment (for more details, see item 12.1.1);

•        Reduction in the revenue from the Commercialization and Services segment, in the amount of R$ 69 million;

Partially offset by:

•        Additional revenue from CPFL Renováveis, in the amount of R$ 57 million;

•        Increase in the revenue from the Conventional Generation segment, in the amount of R$ 27 million;

5.2) Cost of Electric Energy

The cost of electric energy (IFRS + Conventional Generation Proportional Consolidation), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,040 million in 4Q13, representing a reduction of 9.7% (R$ 218 million).

•      The cost of electric power purchased for resale in 4Q13 was R$ 1,791 million, representing an increase of 1.1% (R$ 20 million), due to the following effects:

         (i)   Increase in the cost of short-term energy purchase (R$ 83 million) due to the increase of 210.9% in the average purchase price, partially offset by the reduction of 46.0% (591 GWh) in the quantity of the energy purchased. In part, this increase is caused by the purchase energy for Alvorada and Coopcana biomass TPPs and Atlantica Wind Complex, from CPFL Renováveis, to meet their contractual obligations in the power purchase agreements (R$ 73 million) – Non-recurring;

        (ii)   Increase in the cost of energy from Itaipu (R$ 43 million), mainly due to the 23.4% increase in the average purchase price;

       (iii)   Increase in the PROINFA cost (R$ 6 million), due to the 50.8% in the average purchase price, partially offset by the reduction of 26.5% (96 GWh) in the volume of purchased energy;

Partially offset by:

      (iv)   Resources from the CDE in the amount of R$ 107 million, according to the Decree no. 7,945;

       (v)   Reduction in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 4 million), mainly caused by the reduction of 38.1% (7,211 GWh) in the volume of purchased energy;

      (vi)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 1 million).

•         Charges for the use of the transmission and distribution system reached R$ 249 million in 4Q13, a 48.9% reduction (R$ 238 million), due to the following factors:

          (i)        Reduction of 47.5% in the basic network charges (R$ 144 million), mainly due to the decreases of 52.2%  in CPFL Paulista (R$ 73 million), of 48.8% in CPFL Piratininga (R$ 33 million) and 49.2% in RGE (R$ 25 million) due to the MP 579/2012 (converted into Law no. 12,783 in January 2013), which caused a reduction in the transmission costs;

         (ii)        Reduction 51.3% in the system service usage charges – ESS (R$ 86 million), mainly due to the reductions of 50.9% in CPFL Paulista (R$ 46 million), of 54.3% in CPFL Piratininga (R$ 21 million) and of 59.4% in RGE (R$ 16 million);

        (iii)        Reduction of 65.2% in Itaipu charges (R$ 16 million);

       (iv)        Reduction of 47.7% in the conection charges (R$ 10 million);

        (v)        Reduction  in the energy reserve charges (R$ 7 million);

Partially offset by:

       (vi)        Reduction in PIS and Cofins tax credits, generated from the tax charges (R$ 24 million);

      (vii)        Increase of 1.1% in the charges of use of the distribution system (R$ 1 million);

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Conventional Generation Proportional Consolidation + Construction Cost) were R$ 1,051 million in 4Q13, registering a reduction of 29.0% (R$ 430 million), due to the following factors:

•      Reduction of 32.1% (R$ 119 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 251 million in 4Q12, has its counterpart in the “operating revenue”;

•      Depreciation and Amortization, which represented a reduction of 0.6% (R$ 2 million);

•      The PMSO item, that reached R$ 492 million in 4Q13, compared to R$ 803 million in 4Q12, registering a decrease of 38.7% (R$ 311 million). The table below lists the main variations in PMSO:

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	4Q13	4Q12	Variation
			R$ MM	%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation)
Personnel	(178.0)	(206.2)	28.3	-13.7%
Material	(115.2)	(146.2)	30.9	-21.2%
Outsourced Services	(135.1)	(152.6)	17.5	-11.4%
Other Operating Costs/Expenses	(64.1)	(298.4)	234.3	-78.5%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation) - (A)	(492.4)	(803.4)	311.0	-38.7%
Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	-	(142.3)	142.3	-
Adjustment in the provision for doubtful debts, due to the change in the estimate (8 distribution companies)	-	(21.9)	21.9	-
Non-recurring effects at CPFL Renováveis	-	(14.8)	14.8	-
Personnel dismissal (mainly at CPFL Paulista and at CPFL Piratininga)	-	(8.8)	8.8	-
Assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector - MCPSE (CPFL Paulista and RGE)	-	(27.7)	27.7	-
Disposal of properties and vehicles	25.4	-	25.4	-
(=) Total non-recurring effects (B)	25.4	(215.5)	240.9	-
Other adjustments (that need to be excluded for comparison purposes)
PMSO of CPFL Renováveis	(55.1)	(59.0)	4.0	-
PMSO related to the business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect	(51.1)	(40.8)	(10.2)	-
Additional material expenses related to the oil acquisition by Epasa	(87.5)	(114.0)	26.5	-
(=) Total other adjustments (C)	(193.7)	(213.9)	20.2	-
Adjusted PMSO
Personnel	(139.1)	(166.6)	27.5	-16.5%
Material	(16.4)	(16.4)	0.0	-0.1%
Outsourced Services	(89.0)	(110.3)	21.3	-19.3%
Other Operating Costs/Expenses	(79.7)	(80.7)	1.1	-1.3%
Total adjusted PMSO (A - B - C)	(324.2)	(374.1)	49.9	-13.3%

Thus, the Adjusted PMSO in 4Q13 would reached R$ 324 million, compared to R$ 374 million in 4Q12, a reduction of 13.3% (R$ 50 million). This PMSO variation is explained below:

       (i)        Personnel expenses, that recorded a reduction of 16.5% (R$ 27 million),mainly due to the reduction of overtime and lower provisions;

      (ii)        Out-sourced services expenses, which registered a decrease of 19.3% (R$ 21 million), substantially in CPFL Paulista (R$ 11 million) and in CPFL Piratininga (R$ 4 million), mainly due to the reduction in the expenses with warning notices, disconnection and reconnection, hardware/software maintenance and call center and in RGE (R$ 1 million), mainly due to the reduction in the expenses with call center;

     (iii)        Other operational costs/expenses, that registered a reduction of 1.3% (R$ 1 million);

Partially offset by:

    (iv)        Increase of 23.7% in the Private Pension Fund expenses (R$ 2 million).

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a receivablie of R$ 75 million in 4Q13 and of R$ 286 million in 4Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

4Q13 IFRS EBITDA reached R$ 912 million, registering an increase of 25.5% (R$ 197 million). The adjusted EBITDA in 4Q13 registered R$ 1,135 million, compared to R$ 1,317 million in 4Q12, a reduction of 13.8%. This impact reflects the implementation of the 3rd Cycle of Tariff Review for all our distribution companies, in particular, CPFL Paulista, in April, and RGE, in June.

5.6) Financial Result

The 4Q13 net financial expense (IFRS + Conventional Generation Proportional Consolidation) was of R$ 219 million, an increase of 19.7% (R$ 36 million) compared to the net financial expense of R$ 183 million reported in 4Q12.

The items explaining these changes are as follows:

•         Financial Revenues: increase of R$ 85 million, from R$ 188 million in 4Q12 to R$ 272 million in 4Q13, mainly due to the following factors:

            (i)        Increase in update of escrow deposits (R$ 81 million), due to the increase in the CDI Interbank rate;

           (ii)        Increase in the income from financial investments (R$ 60 million), due to the higher cash balance and the increase in the CDI Interbank rate;

          (iii)        CPFL Renovaveis consolidation (R$ 6 million);

Partially offset by:

         (iv)        Financial Revenue in the Distribution Companies due to the adjustment for distributors’

financial asset  (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) in 4Q12 (R$ 55 million – positive variation);

          (v)        Reduction in other financial revenues (R$ 4 million);

         (vi)        Reduction in arrears of interest and fines, restatement of tax credits and monetary and exchange restatement (R$ 3 million).

•         Financial Expenses: increase of 32.6% (R$ 121 million), from R$ 370 million in 4Q12 to R$ 491 million in 4Q13, mainly due to the following factors:

            (i)        Increase of debt of charge (R$ 88 million), mainly due to the increase in the CDI Interbank rate;

           (ii)        Increase in monetary and exchange variations (R$ 64 million), mainly due to exchange rate appreciation;

          (iii)        Increase in Other financial expenses (R$ 5 million);

         (iv)        Increase in the financial expense with the Use of Public Asset (UBP) (R$ 3 million), mainly due to financial update, that is, due to the effect of the indexes (IGP-M and IPCA) used to update the UBP balance;

Partially offset by:

          (v)        Reduction of R$ 46 million in Financial Expenses in the Distribution Companies due to the adjustment for distributors’ financial asset  (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

         (vi)        Non-recurring  financial expense at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 7 million);

        (vii)        Non-recurring  financial expense regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in the distribution companies CPFL Paulista and RGE (R$ 4 million);

       (viii)        CPFL Renováveis consolidation (R$ 3 million).

5.7) Net Income

Net income (IFRS) in 4Q13 was R$ 323 million. This result reflects mainly: (i) full implementation of the 3rd cycle of tariff review in the distribution companies and (ii) higher financial expenses due to the increase in the CDI Interbank rate, partially offset by lower operating costs and expenses. Adjusted Net Income in 4Q13 registered R$ 425 million, compared to R$ 497 million in 4Q12, a reduction of 14.4%.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s financial debt (including hedge) reached R$ 16,706 million in 4Q13, increase of R$ 1,720 million, or 11.5%, compared to 4Q12. This increase in net debt is mainly a reflection of:

•         the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which has added around R$ 360 million to the consolidated indebtedness of CPFL Energia. This amount was assumed through funding of resources for the payment of acquisitions, as well as for the construction of several greenfield projects;

•         the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 724 million, in CPFL Energia (Holding) and the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges, fundings and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 636 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding (BNDES and other financial institutions), net of amortizations, in the amount of R$ 360 million:

+      Promissory notes issuances by Atlântica Wind Complex (R$ 368 million) and CPFL Renováveis (R$ 150 million);

+      Funding in CPFL Renováveis, in the amount of R$ 4 million, of which R$ 1 million is BNDES financing and R$ 3 million are FINEP financing;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 2 million;

+      Funding of BNDES financing for Ester Thermoelectric Power Plants, in the amount of R$ 4 million;

+      Funding of BNDES financing for Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 74 million;

+      Funding of BNDES financing for Macacos I Wind Complex (Macacos, Pedra Preta, Costa Branca e Juremas), in the amount of R$ 413 million;

+      Funding of BNDES financing for Atlântica Wind Complex, in the amount of R$ 264 million;

+      Funding for Campo dos Ventos II Wind Farm, in the amount of R$ 130 million, of which R$ 95 million are BNDES financing and R$ 35 million are bank note issuance;

-      Promissory notes amortization by Atlântica Wind Complex, in the amount of R$ 460 million;

-      Promissory notes amortization by Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 90 million;

-      Amortization related to the operation with redeemable shares (Alto Irani and Plano Alto Small Hydro Power Plants), in the amount of R$ 25 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source ERSA), in the amount of R$ 32 million;

-      Amortization of bank note issuance for Campo dos Ventos II Wind Farm, in the amount of R$ 35 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 73 million;

-      Amortizations of BNDES financing for Gavião Peixoto e Capão Preto Small Hydroelectric Power Plant, in the amount of R$ 4 million;

-      Amortization of BNDES financing for Macacos I Wind Complex (Macacos, Pedra Preta, Costa Branca e Juremas), in the amount of R$ 189 million;

-      Amortizations for Jantus, in the amount of R$ 32 million, related to BNB financing;

-      Amortizations of BNDES financing for Santa Luzia, in the amount of R$ 11 million;

-      Amortizations of BNDES financing for Ester Thermoelectric Power Plant, in the amount of R$ 7 million;

-      Amortization related to the operation with redeemable preferred shares of T-15 Energia (CPFL Renováveis’ controlled company) to the acquisition of Bons Ventos, in the amount of R$ 56 million;

-      Amortizations for Bons Ventos, in the amount of R$ 34 million, of which R$ 21 million are related to BNDES financing, R$ 7 million are related to BNB financing and R$ 7 million are related to NIB (Nordic Investment Bank) financing;

•         Group’s Distributors: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 663 million:

+      Debentures issuances by CPFL Paulista (7th Issue of R$ 505 million), CPFL Piratininga (7th Issue of R$ 235 million) and RGE (7th Issue of R$ 170 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 340 million), CPFL Piratininga (R$ 100 million), RGE (R$ 205 million), CPFL Santa Cruz (R$ 20 million), CPFL Sul Paulista (R$ 22 million) and CPFL Jaguari (R$ 31 million);

+      Funding of working capital by CPFL Paulista (R$ 250 million), CPFL Piratininga (R$ 44 million), CPFL Santa Cruz (R$ 33 million), CPFL Sul Paulista (R$ 21 million) e CPFL Mococa (R$ 19 million) and CPFL Jaguari (R$ 3 million);

-      Amortizations, net of funding, of BNDES financing for Group’s Distributors, totaling R$ 47 million;

-      Amortizations of the debentures principal of CPFL Paulista’s (3rd Issue of R$ 484 million), CPFL Piratininga’s (5rd Issue of R$ 160 million) and RGE (3rd Issue of R$ 197 million);

-      Amortization of financing, through Law No. 4131/62, for CPFL Paulista (R$ 915 million) and CPFL Piratininga (R$ 473 million);

-      Amortizations of financing for CPFL Paulista (R$ 174 million), CPFL Piratininga (R$ 14 million), RGE (R$ 123 million), CPFL Santa Cruz (R$ 11 million), CPFL Leste Paulista (R$ 19 million), CPFL Sul Paulista (R$ 10 million), CPFL Mococa (R$ 7 million) and CPFL Jaguari (R$ 8 million);

-      Other amortizations, net of funding, in the amount of R$ 19 million.

•         CPFL Geração and CERAN: funding, net of amortizations, totaling R$ 1,483 million:

+      Debentures issuance by CPFL Geração (5th Issue of R$ 1,092 million), due to corporate restructuring in CPFL Geração and CPFL Brasil;

+      Debentures issuance by CPFL Geração (6th Issue of R$ 460 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 14 million) and CERAN (R$ 55 million).

•         CPFL Brasil and CPFL Serviços: amortizations, net of funding, totaling R$ 1,086 million:

+      Funding of BNDES financing for CPFL Serviços (R$ 21 million);

-      Amortization of the principal of CPFL Brasil’s debentures (2nd Issue of R$ 1,092 million), due to corporate restructuring in CPFL Brasil and CPFL Geração;

-      Amortizations of BNDES financing for CPFL Brasil (R$ 10 million) and CPFL Serviços (R$ 2 million);

-      Amortizations of working capital by CPFL Brasil (R$ 1 million) and CPFL Serviços (R$ 2 million).

•         CPFL Energia (Holding): funding, net of amortizations, totaling R$ 990 million:

+      Debentures issuance by CPFL Energia (4th Issue of R$ 1,290 million);

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 300 million).

Bellow, as follows, is the debt amortization schedule. Disregard financial charges (ST = R$ 288 million; LT = R$ 76 million), hedge (net positive effect of R$ 316 million) and MTM (R$ 44 million). Furthermore, the average amortization term is 4.01 years.

Financial Debt - 4Q13 - IFRS (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	6	-	1,229	-	1,235	-	1,235
BNDES - Investment	24,555	-	872,606	4,067,082	897,161	4,067,082	4,964,242
BNDES - Income Assets	27	-	1,364	5,717	1,391	5,717	7,108
BNDES - Working Capital	-	-	(0)	-	(0)	-	(0)
Financial Institutions	85,356	43,396	556,267	1,503,543	641,623	1,546,939	2,188,562
Others	674	-	40,658	19,063	41,332	19,063	60,395
Subtotal	110,617	43,396	1,472,125	5,595,404	1,582,741	5,638,801	7,221,542

Foreign Currency
Financial Institutions	15,213	-	42,501	1,950,740	57,714	1,950,740	2,008,454
Subtotal	15,213	-	42,501	1,950,740	57,714	1,950,740	2,008,454

Debentures
CPFL Energia	12,438	-	-	1,287,912	12,438	1,287,912	1,300,350
CPFL Paulista	51,847	-	-	1,161,568	51,847	1,161,568	1,213,414
CPFL Piratininga	20,998	-	-	603,436	20,998	603,436	624,434
RGE	30,786	-	-	667,979	30,786	667,979	698,765
CPFL Santa Cruz	416	-	-	64,799	416	64,799	65,215
CPFL Brasil	1,948	-	-	227,471	1,948	227,471	229,419
CPFL Geração	37,821	-	-	2,489,289	37,821	2,489,289	2,527,110
CPFL Renováveis	5,879	32,177	34,872	1,059,766	40,751	1,091,943	1,132,695
Subtotal	162,134	32,177	34,872	7,562,219	197,006	7,594,396	7,791,402

Financial Debt	287,963	75,573	1,549,498	15,108,363	1,837,461	15,183,937	17,021,398

Hedge	-	-	-	-	(1,842)	(313,698)	(315,541)

Financial Debt Including Hedge	-	-	-	-	1,835,618	14,870,239	16,705,857
Percentage on total (%)	-	-	-	-	11.0%	89.0%	100%

Of the total indebtedness of R$ 16,705 million in 4Q13, R$ 14,870 million (89.0%) are considered long term and R$ 1,836 million (11.0%) are considered short term. In 4Q12, of the total of R$ 16,639 million, R$ 14,507 million (87.2%) are considered long term and R$ 2,132 million (12.8%) are considered short term.

The cash position at the end of 4Q13 has coverage ratio of 2.7x the amortizations of the next 12 months, enough to honor all amortization commitments until around de middle of 2015.

6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 17,133 million in 4Q13, growth of 8.0%. The nominal average cost of debt fell from 9.0% p.a. in 4Q12 to 8.4% p.a. in 4Q13, due to the decrease in the CDI interbank rate (from 8.4% to 8.1%), among other reasons. (accrued rates in the last 12 months)

Debt Profile – IFRS – 4Q12

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the BNDES-TJLP-indexed portion (from 22.7%, in 4Q12, to 23.6%, in 4Q13) and prefixed-PSI (from 7.3%, in 4Q12, to 7.4%, in 4Q13), and a decrease in the portion tied to the CDI-pegged portion (from 63.7%, in 4Q12, to 66.1%, in 4Q13) and in the portion tied to the IGP-M/IGP-DI (from 6.0%, in 4Q12, to 2.9%, in 4Q13).

The foreign-currency debt would have come to 11.8% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.01% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Debt Profile – Pro-forma (*) – Indexation After Hedge – 4Q12 vs. 4Q13

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

6.3) Net Debt and Leverage

IFRS - R$ Thousands	4Q13	4Q12	Var.
Financial Debt (including hedge)	(16,705,857)	(14,986,168)	11.5%
(+) Available Funds	4,206,422	2,435,034	72.7%
(=) Net Debt	(12,499,435)	(12,551,134)	-0.4%

Pro forma (*) - R$ Thousands	4Q13	4Q12	Var.
Financial Debt (including hedge)	(18,276,266)	(16,639,255)	9.8%
(+) Available Funds	4,258,984	2,477,894	71.9%
(=) Net Debt	(14,017,282)	(14,161,361)	-1.0%

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 4Q13, net debt totaled R$ 12,499 million, a reduction of 0.4% or R$ 52 million, compared to net debt position at the end of 4Q12 in the amount of R$ 12,551 million. This increase is explained on the following factors:

•         Increase of R$ 1,720 million in the gross indebtedness, as described in the item 6.1;

•         Increase of R$ 1,771 million in the balance of the cash, from R$ 2,435 million in 4Q12 to R$ 4,206 million in 4Q13, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 2,518 million;

         (ii)        Investments in the period: -R$ 1,735 million;

        (iii)        Net funding in the period: +R$ 1,459 million;

        (iv)        Payment of dividends: -R$ 839 million;

         (v)        Public Offering of Shares of Subsidiary (CPFL Renováveis): +R$ 329 million;

        (vi)        Other movements: -R$ 40 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects, as Ester. As a result, adjusted net debt totaled R$ 12,195 million and adjusted EBITDA reached R$ 3,399 million, and the adjusted Net Debt / adjusted EBITDA at the end of 4Q13 reached 3.59x (still under review by the independent auditors on the date of this report).

7) INVESTMENTS

In 4Q13, R$ 374 million were invested in business maintenance and expansion, of which R$ 218 million in distribution, R$ 124 million in generation (R$ 120 million of CPFL Renováveis and R$ 4 million of conventional generation) and R$ 32 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 1,735 million in 2013, of which R$ 845 million in distribution, R$ 838 million in generation (R$ 828 million of CPFL Renováveis and R$ 10 million of conventional generation) and R$ 52 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others. CPFL Energia through its eight distributors, serves 561 [5] municipalities, in the States of São Paulo, Rio Grande do Sul, Paraná and Minas Gerais. On December 31, 2013, our distribution companies had 7.4 million customers and our distribution network consisted of 239,835 km of distribution lines, including 342,336 distribution transformers. Our eight distribution subsidiaries had 9,753 km of high tension distribution lines between 34.5 kV and 138 kV. On that date, we had 454 high tension to medium tension transformer substations for subsequent distribution, with total transforming capacity of 14,535 MVA;

        (ii)   Generation: chiefly focused on Alvorada Thermoelectric Power Plant and Atlântica Wind Complex, projects that went into operation, respectively, on November 11, 2013 and March 24, 2014, and Macacos I, Campo dos Ventos and São Benedito Wind Complexes, projects still under construction.

Investments Projected by the Group for the Next 5 Years

IFRS – 100% CPFL Renováveis and CERAN (R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN.

[5]This total refers to the total number of municipalities situated within the concession area of our subsidiaries.  In addition, we serve consumers located in municipalities outside of our concession areas in cases where those consumers are not served by the local concessionaire.

Investments Projected by the Group for the Next 5 Years

Pro-forma – Proportional Stake in the Generation Projects (R$ million)

Note: (*) Considers the proportional stake in the generation projects.

8) DIVIDENDS

Thousands of R$
Net income of the fiscal year - Individual	937,418,802
Results from previous years	56,292,667
Realization of comprehensive income	25,961,598
Prescribed dividend	5,172,327
Reserve of retained earnings for investment	61,863,091
Net income base for allocation	1,086,708,485
Constitution of legal reserve	(46,870,940)
Constitution of reserve for retained earnings for investment	(108,987,000)
Interim dividends	(363,048,878)
Proposed additional dividend	567,801,667

The Board of Directors propose the payment of R$ 931 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 0.967344326 per share, related to the year 2013. Excluding R$ 363 million, related to the 1H13 (paid in October 2013), the balance due is R$ 568 million, equivalent to R$ 0.590062200 per share.

CPFL Energia's Dividend Yield
	2H11	1H12	2H12	1H13	2H13
Dividend Yield - last 12 months (1)	7.1%	6.1%	4.6%	3.9%	4.8%

(1) Based on the average of the closing quotations in the period.

The 2H13 dividend yield, calculated on the average of the closing quotations in the period (R$19.80 per share) is 3.0% (4.8% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5% (up to December 31, 2013), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 19.09 per share and US$ 16.01 per ADR, respectively (closing price on 12/31/2013).

Shares Performance – 4Q13 (with adjustment by dividends)

In 4Q13, the shares depreciated 1.5% on the BM&FBOVESPA and 7.2% on the NYSE.

Shares Performance – 2013 (with adjustment by dividends)

In 2013, the shares depreciated 7.0% on the BM&FBOVESPA and 20.3% on the NYSE.

9.2) Average Daily Volume

The daily trading volume in 2013 averaged R$ 36.3 million, of which R$ 20.7 million on the BM&FBOVESPA and R$ 15.6 million on the NYSE, 15.1% down on 2012. The number of trades on the BM&FBOVESPA increased by 36.6%, rising from a daily average of 3,081, in 2012, to 4,208, in 2013.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

9.3) Ratings

In March 2014, Fitch issued a report reaffirming its credit rating for CPFL Energia. Thus, the Company maintains AA + national scale rating with a stable outlook.

The following table shows the evolution of CPFL Energia’s corporate ratings:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	719	370	1	1,417
Under construction	-	384	-	-	384
Under development	626	3,141	-	-	3,767
TOTAL	953	4,244	370	1	5,567

       Note: Close-of-period positions.

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its Internal Rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to Corporate Governance are available at the Investor Relations website www.cpfl.com.br/ir.

11) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2013

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0.2% stake of Petros and Sistel pension funds;

(4) Termoparaíba and Termonordeste Thermoelectric Facilities;

(5) CPFL Energia owns a 58.8% indirect interest in CPFL Renováveis through CPFL Geração.

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenue (IFRS)(1)	3,744,047	4,584,305	-18.3%	14,950,739	17,139,062	-12.8%
Adjusted Gross Operating Revenue(1)	3,727,844	4,598,965	-18.9%	15,116,895	16,819,031	-10.1%
Net Operating Revenue (IFRS)(1)	2,670,123	3,017,006	-11.5%	10,570,662	11,046,818	-4.3%
Adjusted Net Operating Revenue(1)	2,647,805	3,042,890	-13.0%	10,716,387	10,829,877	-1.0%
Cost of Electric Power	(1,902,880)	(2,138,676)	-11.0%	(6,841,318)	(7,523,733)	-9.1%
Operating Costs & Expenses	(656,606)	(1,036,676)	-36.7%	(3,048,531)	(3,372,870)	-9.6%
EBIT	357,686	211,655	69.0%	1,677,978	1,501,764	11.7%
EBITDA (IFRS)(2)	469,656	319,639	46.9%	2,115,488	1,914,001	10.5%
Adjusted EBITDA(3)	519,389	805,395	-35.5%	2,235,725	2,655,238	-15.8%
Financial Income (Expense)	(10,809)	(410)		(401,741)	(74,389)	440.1%
Income Before Taxes	346,877	211,245	64.2%	1,276,237	1,427,375	-10.6%
Net Income (IFRS)	242,821	149,198	62.8%	852,525	958,294	-11.0%
Adjusted Net Income(4)	272,585	370,214	-26.4%	1,068,145	1,356,057	-21.2%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 13.9.

Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue amounted to 3,744 million, a reduction of 18.3% (R$ 840 million).

The downturn in gross operating revenue was mainly caused by the following factors:

•        Negative average tariff adjustment of -17.5% in the distribution companies, for the period between 4Q12 and 4Q13, in the amount of R$ 850 million due to the tariff reviews and readjustments and the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which ANEEL approved the result of the extraordinary tariff review ("RTE") of 2013, applied to the consumption as of January 24, 2013. The electric energy quotas of the generating plants that renewed their concession contracts were incorporated in this extraordinary review. The total of energy coming from these plants was divided into quotas for the distributors. The effects of extinctions of RGR and CCC, and the reductions of CDE and transmission costs were also computed;

•        Reduction of R$ 138 million in the gross revenue of TUSD from free customers;

•        Reduction of R$ 17 million in Suprimento de Energia Elétrica, mainly due to the reductions in the volume of electric energy traded in the short-term;

•        Reduction of R$ 19 million in Other Revenues;

Partially offset by:

•        Resources from the CDE in the amount of R$ 165 million;

•        Increase of 0.5% in the sales volume to the captive market, in the amount of R$ 19 million (market + mix).

Deductions from the gross operating revenue were R$ 1,074 million, representing a reduction of 31.5% (R$ 493 million), due to the following reductions:

            (i)        of 100.0% in the CCC sector charge (R$ 112 million);

           (ii)        of 73.4% in the CDE sector charge (R$ 107 million);

          (iii)        of 23.0% in PIS and COFINS taxes (R$ 92 million);

         (iv)        of 18.5% in ICMS tax (R$ 152 million);

          (v)        of 32.9% (R$ 13 million) in the R&D and energy efficiency program;

         (vi)        of 87.9% in the global reversal reserve – RGR (R$ 21 million).

These reductions were partially offset:

        (vii)        by the increase of 19.6% in Proinfa (R$ 4 million).

Net operating revenue (IFRS) reached R$ 2,670 million in 4Q13, representing a reduction of 11.5% (R$ 347 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,903 million in 4Q13, representing a reduction of 11.0% (R$ 236 million):

•         The cost of electric power purchased for resale in 4Q13 was R$ 1,684 million, representing an increase of 0.3% (R$ 5 million), due to the following effects:

          (i)        Increase of 100.0% in the cost of energy purchased in the short term (R$ 94 million), due to the increases of 75.6% in the volume of purchased energy (202 GWh) and of 13.9% in the average purchase price;

         (ii)        Increase of 14.7% in the cost of energy from Itaipu (R$ 43 million), mainly due to the 23.4% increase in the average purchase price, partially offset by the decrease of 7.1% (191 GWh) in the volume of purchased energy;

        (iii)       Increase of 10.9% in the PROINFA cost (R$ 6 million), due to the increase of 50.8% in the average purchase price, partially offset by the decrease of 26.5% (96 GWh) in the volume of purchased energy;

Partially offset by:

        (iv)        Resources from the CDE (cost reducer), in the amount of R$ 107 million, according to the Decree No. 7,945;

         (v)       Reduction of 2.2% in the cost of energy purchased in the regulated environment (R$ 31 million), caused by the reduction of 44.4% (6,252 GWh) in the volume of purchased energy, partially offset by the increase of 75.9% in the average purchase price;

        (vi)        Increase of 0.3% in PIS and COFINS tax credits (cost reducer), generated from the energy purchase (R$ 1 million).

•      Charges for the use of the transmission and distribution system reached R$ 219 million in 4Q13, a 52.4% reduction (R$ 241 million), due to the following factors:

            (i)        Reduction of 51.2% in the basic network charges (R$ 143 million), mainly due to the reductions of 52.2% in CPFL Paulista (R$ 73 million), of 48.8% in CPFL Piratininga (R$ 33 million) and of 49.2% in RGE (R$ 25 million), due to the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which there was a reduction of transmission costs;

           (ii)        Reduction of 65.2% in Itaipu charges (R$ 16 million);

          (iii)        Reduction of 47.7% in the connections charges (R$ 10 million);

         (iv)        Reduction of 46.9% in the charges for the use of the distribution system (R$ 4 million);

          (v)        Reduction of 52.1% in the system service usage charges – ESS (R$ 87 million), mainly due to the reductions of 50.9% in CPFL Paulista (R$ 46 million), of 54.3% in CPFL Piratininga (R$ 21 million) and of 59.4% in RGE (R$ 16 million);

         (vi)        Reduction of 99.5% in the energy reserve charges – EER (R$ 7 million);

Partially offset by:

        (vii)        Resources from the CDE (cost reducer), in the amount of R$ 1 million, according to the Decree No. 7,945;

       (viii)        Reduction of 52.3% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 25 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 657 million in 4Q13, registering a reduction of 36.7% (R$ 380 million), due to the following factors:

•         Reduction of 33.2% (R$ 123 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 370 million in 4Q13, has its counterpart in the “operating revenue”;

•         The PMSO item, that reached R$ 287 million in 4Q13, compared to R$ 549 million in 4Q12, registering a reduction of 47,7% (R$ 262 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 4Q12):

            (i)        Non-recurring  revenue related to the sale of assets (buildings and vehicles) in 4Q13 (R$ 25 million);

           (ii)        Non-recurring  increase of 4Q12 in the legal and judicial expenses and indemnities (R$ 142 million);

          (iii)        Non-recurring  expense in 4Q12 due to the change in the estimate for the provision for doubtful debts, in the 8 distribution companies (R$ 22 million);

         (iv)        Non-recurring additional expenses in 4Q12 related to personnel dismissal, mainly in CPFL Paulista and CPFL Piratininga (R$ 7 million);

          (v)        Non-recurring increase of 4Q12in the other operating expenses regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in the distribution companies CPFL Paulista and RGE (R$ 28 million).

Excluding these effects, PMSO for 4Q13 would have totaled R$ 317 million, compared to R$ 356 million in 4Q12, a reduction of 10.8% (R$ 38 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

            (i)        Personnel expenses, which reported a net reduction of 14.8% (R$ 21 million), mainly due to the reduction of overtime and lower provisions;

           (ii)        Materials expenses, which reported a reduction of 27.6% (R$ 6 million), mainly due to the reduction in lines and grids maintenance in CPFL Paulista (R$ 5 million);

          (iii)        Out-sourced services expenses, which registered a reduction of 13.7% (R$ 16 million):

✓  In CPFL Paulista (R$ 11 million) and in CPFL Piratininga (R$ 4 million), mainly due to the reduction in the expenses with warning notices, disconnection and reconnection, hardware/software maintenance and call center;

✓  In RGE (R$ 1 million), mainly due to the reduction in the expenses with call center.

Partially offset by:

         (iv)        Other operating costs/expenses, which registered an increase of 6.2% (R$ 5 million).

Partially offset by:

•         Depreciation and Amortization, which represented a net increase of 3.7% (R$ 4 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented net receivables of R$ 75 million in 4Q13 and of R$ 286 million in 4Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 470 million in 4Q13, registering an increase of 46.9% (R$ 150 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 519 million in 4Q13 compared to R$ 805 million in 4Q12, a reduction of 35.5% (R$ 286 million). This impact reflects the implementation of the 3rd Cycle of Tariff Review for all our distribution companies.

Financial Result

The 4Q13 net financial expense was R$ 11 million, compared to the net financial expense of R$ 1 million in 4Q12 (R$ 10 million).

The items explaining these changes are as follows:

  (i)       Financial Revenues: reduction of 37.0% (R$ 57 million), from R$ 154 million in 4Q12 to R$ 211 million in 4Q13, mainly due to the following factors:

✓  Increase in the income from financial investments (R$ 29 million), due to the increase in the CDI Interbank rate;

✓  Increase in the judicial deposits update (R$ 81 million);

✓  Increase in the monetary and foreign exchange update (R$ 9 million);

Partially offset by:

✓  Reduction in the Financial Revenue in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 47 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓  Reduction in the accruals and delinquent fines (R$ 16 million).

 (ii)       Financial Expenses: increase of R$ 67 million, from R$ 154 million in 4Q12 to R$ 221 million in 4Q13, mainly due to the following factors:

✓  Increase in the debt charges and in the monetary and foreign exchange update (R$ 93 million), due to the increase in the CDI Interbank rate and exchange rate appreciation, respectively;

✓  Others (R$ 23 million);

Partially offset by:

✓  Reduction in the Financial Expense in the Distribution Companies due to the adjustment for distributors’ financial asset (R$ 38 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓  Non-recurring  financial expense of 4Q12 at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 7 million);

✓  Non-recurring  financial expense of 4Q12 regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) (R$ 4 million).

Net Income

Net income (IFRS) in 4Q13 was R$ 243 million, registering an increase of 62.8% (R$ 94 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 273 million in 4Q13, compared to R$ 370 million in 4Q12, a reduction of 26.4% (R$ 98 million). This impact basically reflects the implementation of the 3rd Cycle of Tariff Review for all our distribution companies.

12.1.2) 3rd Periodic Tariff Review Cycle

Tariff Reviews
Distribution Company	Period	Date of Tariff Review
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution No. 1,223 of October 18, 2011;

(2) Dates postponed by Aneel, through the Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing PH040, for the definition of the methodology to be used in the 3rd Tariff Review Cycle.

Aneel Ratifying Resolution No. 1,364 of October 2, 2012 repositioned electric energy tariffs of CPFL Piratininga by -5.43%, being -4.45% related to the Tariff Repositioning and -0.98% as financial components outside the Tariff Repositioning, corresponding to an average effect of           -6.78% on consumer billings. The new tariffs came into force on October 23, 2012, with the new tariff adjustment, as mentioned in the item “12.1.3”.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to the late approval of the methodologies for the 3rd Tariff Review Cycle, and through Normative Resolution No. 471, Aneel has provided an extension of the current tariffs to concessionaires that would be subject to tariff review, and established that the resulting effects from tariff review should be applied to tariffs from the date of the next tariff adjustment (February 2013 to these distributors), including retroactive effects. In the case of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012, granted the extension of tariffs then prevailing.

On December 11, 2012, Aneel repositioned electric energy tariffs of these distribution companies, as shown in the table below:

Periodic Tariff Review (RTP)	CPFL Jaguari	CPFL Leste Paulista	CPFL Mococa	CPFL Santa Cruz	CPFL Sul Paulista
	RR 1393/2012	RR 1394/2012	RR 1392/2012	RR 1391/2012	RR 1390/2012
Tariff repositioning	-7.15%	-2.20%	7.20%	4.36%	-4.41%
Financial components	0.05%	2.28%	1.80%	3.74%	0.69%
Average effect	-7.10%	0.08%	9.00%	8.10%	-3.72%
Effect on consumer billings	-7.33%	-1.25%	6.34%	-4.66%	-5.02%

CPFL Paulista

Aneel Ratifying Resolution No. 1,504 of April 4, 2013 readjusted electric energy tariffs of CPFL Paulista by 5.48%, being 4.53% related to the Tariff Repositioning and 0.95% as financial components outside the Tariff Repositioning, corresponding to an average effect of 6.18% on consumer billings. The new tariffs came into force on April 8, 2013.

RGE

Aneel Ratifying Resolution No. 1,535 of June18, 2013 readjusted electric energy tariffs of RGE by  -10.32%, being -10.66% related to the Tariff Repositioning and 0.34% as financial components outside the Tariff Repositioning, corresponding to an average effect of -10.64% on consumer billings. The new tariffs came into force on June 19, 2013.

12.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,638 of October 22, 2013 readjusted electric energy tariffs of CPFL Piratininga by 7.42%, being 9.69% related to the Tariff Readjustment and -2.27% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Tariff Readjustment referring to 2012, from 8.79% to 8.08%. The new tariffs came into force on October 23, 2013.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 30, 2014, Aneel published in the Federal Official Gazette, the 2014 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,679	1,677	1,680	1,681	1,682
Economic Adjustment	2.00%	-3.16%	1.17%	-4.74%	9.89%
Financial components	-4.07%	-2.35%	-4.90%	-2.93%	4.97%
Tariff adjustment	-2.07%	-5.51%	-3.73%	-7.67%	14.86%
Average effect	-9.53%	0.43%	3.70%	-5.32%	26.00%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 3, 2013.

12.1.4) 2013 Extraordinary Tariff Adjustment (RTE)

As established by Law No. 12,783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff adjustments are stated per distributor in the following table:

Extraordinary Tariff Adjustment (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

12.1.5) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (4Q12/2012)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.48	5.64	14.33	5.27	8.26	4.48	10.90	5.82
FEC	5.37	4.23	8.75	5.82	6.55	4.62	9.01	5.66

Annualized DEC and FEC (4Q13/2013)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.14	7.44	17.35	6.97	7.58	5.92	9.08	4.86
FEC	4.73	4.58	9.04	6.82	6.33	5.43	6.72	4.93

12.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	3Q13	3Q12	Var.	9M13	9M12	Var.
Gross Operating Revenues	539,532	680,528	-20.7%	2,299,441	2,301,440	-0.1%
Net Operating Revenues	474,819	600,893	-21.0%	2,030,520	2,031,498	0.0%
EBITDA (IFRS)(1)	42,010	74,562	-43.7%	74,132	287,027	-74.2%
NET INCOME (IFRS)	27,630	34,568	-20.1%	51,653	127,437	-59.5%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 4Q13, gross operating revenue reached R$ 540 million, representing a decrease of 20.7% (R$ 141 million), while net operating revenue down by 21.0% (R$ 126 million) to R$ 475 million.

EBITDA

In 4Q13, EBITDA totaled R$ 42 million, a decrease of R$ 33 million.

Net Income

In 4Q13, net income amounted to R$ 28 million, a decrease of R$ 7 million.

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	4T13	4T12	Var.	2013	2012	Var.
Gross Operating Revenue	532,151	498,582	6.7%	1,936,634	1,653,423	17.1%
Net Operating Revenue	493,096	461,842	6.8%	1,798,353	1,543,466	16.5%
Cost of Electric Power	(44,389)	(45,699)	-2.9%	(266,614)	(127,300)	109.4%
Operating Costs & Expenses	(181,950)	(215,014)	-15.4%	(620,653)	(528,755)	17.4%
EBIT	266,757	201,128	32.6%	911,086	887,410	2.7%
EBITDA (IFRS + Generation Proportional Consolidation)(1)	329,840	267,801	23.2%	1,163,852	1,169,507	-0.5%
Adjusted EBITDA(2)	329,840	267,801	23.2%	1,255,027	1,279,465	-1.9%
Financial Income (Expense)	(132,954)	(83,589)	59.1%	(463,385)	(386,001)	20.0%
Income Before Taxes	133,803	117,540	13.8%	447,701	501,410	-10.7%
Net Income (IFRS + Generation Proportional Consolidation)	99,366	92,779	7.1%	316,052	352,843	-10.4%
Adjusted Net Income(3)	99,366	92,779	7.1%	376,390	487,800	-22.8%

Notes:

(1)    EBITDA (IFRS + Generation Proportional Consolidation) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination;

(2)    Adjusted EBITDA excludes the non-recurring effects;

(3)    Adjusted Net Income excludes the non-recurring effects.

Operating Revenue

In 4Q13, gross operating revenue reached R$ 532 million, representing an increase of 6.7% (R$ 34 million), while net operating revenue moved up by 6.8% (R$ 31 million) to R$ 493 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)        Increase in the revenue arising mainly from CPFL Geração, Foz do Chapecó and Ceran in the amount of R$ 29 million, as a result of readjustment in the price of bilateral contracts (macroeconomic scenario);

    (ii)        Largest settlement of secondary energy in comparison to 4Q12 in the amount of R$ 24 million in Enercan, Ceran, Foz do Chapecó and Jaguari Geração;

Partially compensated by:

   (iii)        Lower thermal dispatch Epasa in the amount of R $ 20 million in 4Q13.

Cost of Electric Power

In 4Q13, the cost of electric power decreased 2.9% (R$ 1 million) to R$ 44 million.

Operating Costs and Expenses

The operating costs and expenses reached R$ 182 million in 4Q13, compared to R$ 215 million in 4Q12, a decrease of 15.4% (R$ 33 million), mainly due to the following factors:

  (i)   The PMSO item reached R$ 119 million, a decrease of R$ 30 million, mainly due to the following factors:

✓  Reducing the costs of material relating to the purchase of fuel oil by Epasa, due to lower power generation (R$ 21 million);

✓  Reversal of relating to asset maintenance of Epasa (R$ 8 million);

✓  Decrease of expenses with outsourced services in the amount of R$ 2 million;

✓  Reclassification of provision balance for ISS – Tax on Services of Enercan of operating expenses to financial expenses, in the amount of R$ 4 million;

Partially compensated by:

✓  Increase in expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy, in Enercan, Ceran and Foz do Chapecó (R$ 5  million).

 (ii)   The Depreciation and Amortization item reached R$ 63 million, a reduction of 5.4% (R$ 4 million), compared to 4Q12 (R$ 67 million).

EBITDA

In 4Q13, EBITDA (IFRS + Generation Proportional Consolidation) was R$ 330 million, an increase of 23.2% (R$ 62 million), compared to R$ 268 million in 4Q12.

Financial Result

In 4Q13, net financial result was an expense of R$ 133 million, representing an increase of 59.1% (R$ 49 million) compared to 4Q12. Regarding this variation, the Financial Expenses moved from R$ 97 million in 4Q12 to R$ 154 million in 4Q13 (R$ 57 million increase), while the Financial Revenues moved from R$ 13 million in 4Q12 to R$ 21 million in 4Q13 (R$ 8 million increase).

Net Income

In 4Q13, net income (IFRS + Generation Proportional Consolidation) was R$ 99 million, compared to R$ 93 million in 4Q12, an increase of 7.1% (R$ 7 million).

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues (IFRS)	357,158	296,850	20.3%	1,087,419	860,948	26.3%
Net Operating Revenues	334,118	277,677	20.3%	1,018,612	806,420	26.3%
Cost of Electric Power	(103,462)	(38,206)	170.8%	(267,515)	(112,010)	138.8%
Operating Costs & Expenses	(141,359)	(162,357)	-12.9%	(536,346)	(479,271)	11.9%
EBIT	89,297	77,114	15.8%	214,750	215,139	-0.2%
EBITDA (IFRS)(1)	175,572	165,656	6.0%	563,105	504,511	11.6%
Adjusted EBITDA(2)	248,705	180,435	37.8%	737,805	519,290	42.1%
Financial Income (Expense)	(61,222)	(69,641)	-12.1%	(259,160)	(197,622)	31.1%
Income Before Taxes	28,075	7,473	275.7%	(44,410)	17,517
Net Income (IFRS)	27,787	(155)		(55,017)	8,261
Adjusted Net Income(2)	100,920	14,624	590.1%	119,683	23,040	419.5%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, pursuant to CVM Instruction 527/12;

(2)    IFRS - Non-recurring.

Comments to CPFL Renováveis’ Financial Statements

In 4Q13, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)       The beginning of operations of Coopcana biomass Thermal Power Plant (50MW) in August 2013;

    (ii)       The beginning of operations of Campo dos Ventos II Wind farms (30MW) in September 2013; and

   (iii)       The beginning of the revenues by availability of Complexo Atlântica wind farms (120 MW) since September 2013; and

   (iv)       The beginning of operations of Alvorada biomass Thermal Power Plant (50MW) in November 2013.

Operating Revenue

In 4Q13, gross operating revenue reached R$ 357 million, representing an increase of 20.3% (R$ 60 million), while net operating revenue moved up by 20.3% (R$ 56 million) to R$ 334 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above), plus the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout 2013.

Cost of Electric Power

In 4Q13, the cost of electric power increased 170.8% (R$ 65 million) to R$ 103 million, caused mainly by the purchase energy for Alvorada TPP and Coopcana TPP and Atlantica Complex Wind Farms, from CPFL Renováveis, to meet their contractual obligations in the power purchase agreements. The total amount related to this purchase represents R$ 73 million – Non-recurring.

Operating Costs and Expenses

In 4Q13, operating costs and expenses reached R$ 141 million, a decrease of R$ 21 million, as follows:

    (i)        PMSO reached the amount of R$ 55 million in the 4Q13, a decrease of 25.4%, R$ 19 million, due mainly to Other non-recorring effectsof R$ 15 million in the 4Q12;

   (ii)        Lower Depreciation and Amortization, in the amount of R$ 2 million, a reduction of 2.6% due to  the adequacy of the rates, in 2012 certain subsidiaries were using rates defined by  ANEEL or taxes rate and in 2013 the subsidiaries  are using the rate according to the period of authorization / grant, partially offset by the effect of the companies that started operations;

EBITDA

In 4Q13, EBITDA (IFRS) was R$ 176 million, an increase of 6.0% (R$ 10 million).

Excluding the non-recurring effects, the Adjusted EBITDA would have totaled R$ 249 million in 4Q13 compared to R$ 180 million in 4Q12, an increase of R$ 68 million.

Financial Result

In 4Q13, the net financial expense was R$ 61 million, a decrease of R$ 8 million comparing with 4Q12, due to the reduction in the financial expense (R$ 2 million) and the additional financial revenue (R$ 6 million).

Net Income

In 4Q13, net income (IFRS) was R$ 27.8 million, compared to a net loss of R$ 0.2 million in 4Q12.

Excluding the non-recurring effects, the Adjusted Net Income would have totaled R$ 100.9 million in 4Q13 compared to R$ 14.6 million in 4Q12, an increase of R$ 86.3 million (590.1%).

12.4.2) Status of Generation Projects

On the date of this report, the portfolio of projects of CPFL Renováveis totaled 1,417 MW of operating installed capacity and 384 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 22 Wind Farms (719 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 15 Wind Farms (384 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,767 MW, representing a total portfolio of 5,567 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	719	370	1	1,417
Under construction	-	384	-	-	384
Under development	626	3,141	-	-	3,767
TOTAL	953	4,244	370	1	5,567

Alvorada Thermoelectric Power Plant – Operating

Alvorada Biomass Thermoelectric Power Plant, located at Araporã-MG, went into commercial operation on November 11, 2013. The installed capacity is of 50 MW and the assured energy is of 18 average-MW.

Rosa dos Ventos Wind Farms – Operating

On February 27, 2014, we completed the acquisition of 100% of the shares of the company Rosa dos Ventos Geração e Comercialização de Energia S.A. (“Rosa dos Ventos”), which has the National Electric Energy Agency (ANEEL) authorization to explore and operate Canoa Quebrada and Lagoa do Mato wind farms. The first plant, in operation since December/2008, has installed capacity of 10.5 MW, assured energy of 4.10 average-MW and contracted energy of 3.31 average-MW (price: R$ 350.81/MWh – June 2013). The second plant, in operation since June/2009, has installed capacity of 3.23 MW, assured energy of 1.26 MWavg and contracted energy of 1.43 average-MW (price: R$ 309.32/MWh – June 2013). The total energy generated by these wind farms is contracted with Eletrobras, through PROINFA – Alternative Electric Energy Sources Incentive Program.

Atlântica Wind Farms – Operating

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, went into full commercial operation on March 24, 2013. The installed capacity is of 120 MW and the assured energy is of 52.7 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 154.80/MWh – December 2012).

Macacos I Wind Farms

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 2Q14. The installed capacity is of 78.2 MW and the assured energy is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 152.60/MWh – December 2012).

Campo dos Ventos Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 1H16. The installed capacity is of 82 MW and the assured energy is of 40.2 average-MW.

São Benedito Wind Farms

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 2H16. The installed capacity is of 172 MW and the assured energy is of 89.0 average-MW.

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW.

12.4.3) Subsequent Event - Association with Dobreve Energy

CPFL Renováveis signed an Association Agreement with DESA and its shareholders on February 17, 2014 by which its assets will become part of the Company’s Portfolio, and DESA's controlling shareholders will become controlling shareholders with 12.63% of the share capital. Once completed the Association, the Company's portfolio will reach 2,131.1 MW in the total contracted capacity, corresponding to 1,694.4 MW in operation and another 436.7 MW under construction. The operation is subject to fulfillment of previous conditions, including audits and consents of bodies such as ANEEL and Cade. The shareholding may be adjusted due to such audits to be performed by the shareholders, as well as checking the audited financial statements of the shareholders.

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2013	12/31/2012

CURRENT
Cash and Cash Equivalents	4,206,422	2,435,034
Consumers, Concessionaries and Licensees	2,007,789	2,205,024
Dividend and Interest on Equity	55,265	55,033
Financial Investments	24,806	6,100
Recoverable Taxes	262,433	250,987
Derivatives	1,842	870
Materials and Supplies	21,625	36,826
Leases	10,757	9,740
Concession Financial Assets	-	34,444
Other Credits	673,383	510,880
TOTAL CURRENT	7,264,323	5,544,938

NON-CURRENT
Consumers, Concessionaries and Licensees	153,854	161,658
Affiliates, Subsidiaries and Parent Company	86,655	-
Judicial Deposits	1,143,179	1,125,339
Recoverable Taxes	173,362	206,653
Derivatives	316,648	486,438
Deferred Taxes	1,168,706	1,257,787
Leases	37,817	31,703
Concession Financial Assets	2,787,073	2,342,796
Investments at Cost	116,654	116,654
Other Credits	296,096	343,814
Investments	1,032,681	1,022,126
Property, Plant and Equipment	7,717,419	7,104,060
Intangible	8,748,328	9,180,312
TOTAL NON-CURRENT	23,778,473	23,379,341

TOTAL ASSETS	31,042,796	28,924,279

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2013	12/31/2012

CURRENT
Suppliers	1,884,693	1,689,137
Accrued Interest on Debts	125,829	138,293
Accrued Interest on Debentures	162,134	94,825
Loans and Financing	1,514,626	1,419,034
Debentures	34,872	310,149
Employee Pension Plans	76,810	51,675
Regulatory Charges	32,379	110,776
Taxes, Fees and Contributions	318,063	430,472
Dividend and Interest on Equity	21,224	26,542
Accrued Liabilities	67,633	71,725
Derivatives	-	109
Public Utilities	3,738	3,443
Other Accounts Payable	663,529	623,267
TOTAL CURRENT	4,905,531	4,969,447

NON-CURRENT
Suppliers	-	4,467
Accrued Interest on Debts	43,396	62,271
Accrued Interest on Debentures	32,177	-
Loans and Financing	7,546,144	7,658,196
Debentures	7,562,219	5,790,263
Employee Pension Plans	350,640	831,184
Taxes, Fees and Contributions	32,555	-
Deferred Taxes	1,117,146	1,155,733
Reserve for Tax, Civil and Labor Risks	467,996	349,094
Derivatives	2,950	336
Public Utilities	79,438	76,371
Other Accounts Payable	103,886	135,788
TOTAL NON-CURRENT	17,338,547	16,063,703

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424
Capital Reserve	287,630	228,322
Legal Reserve	603,352	556,481
Reserve of Retained Earnings for Investment	108,987	326,899
Statutory Reserve - Concession Financial Assets	265,037	-
Dividends	567,802	455,906
Other Comprehensive Income	397,668	(36,598)
Retained Earnings	-	56,293
	7,023,899	6,380,728
Non-Controlling Shareholders' Interest	1,774,819	1,510,401
TOTAL SHAREHOLDERS' EQUITY	8,798,718	7,891,129

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,042,796	28,924,279

13.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated - IFRS
	4Q13	4Q12	Variation	2013	2012	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,472,473	4,316,554	-19.55%	13,877,873	16,051,247	-13.54%
Electricity Sales to Distributors	651,824	662,392	-1.60%	2,522,419	2,088,388	20.78%
Revenue from building the infrastructure	251,307	370,000	-32.08%	1,004,399	1,351,550	-25.69%
Other Operating Revenues(1)	502,782	472,353	6.44%	1,934,676	1,757,595	10.08%
	4,878,385	5,821,299	-16.20%	19,339,367	21,248,779	-8.99%

DEDUCTIONS FROM OPERATING REVENUES	(1,160,413)	(1,651,171)	-29.72%	(4,705,511)	(6,357,904)	-25.99%
NET OPERATING REVENUES	3,717,973	4,170,128	-10.84%	14,633,856	14,890,875	-1.73%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,959,810)	(1,936,573)	1.20%	(7,468,718)	(6,730,004)	10.98%
Electricity Network Usage Charges	(234,514)	(473,062)	-50.43%	(727,969)	(1,522,991)	-52.20%
	(2,194,324)	(2,409,635)	-8.94%	(8,196,687)	(8,252,995)	-0.68%
OPERATING COSTS AND EXPENSES
Personnel	(175,011)	(203,545)	-14.02%	(723,602)	(697,258)	3.78%
Material	(26,868)	(36,646)	-26.68%	(106,146)	(103,368)	2.69%
Outsourced Services	(128,492)	(147,275)	-12.75%	(487,024)	(541,234)	-10.02%
Other Operating Costs/Expenses	(66,222)	(295,821)	-77.61%	(629,326)	(597,121)	5.39%
Cost of building the infrastructure	(251,307)	(370,000)	-32.08%	(1,004,399)	(1,351,550)	-25.69%
Employee Pension Plans	(10,302)	(8,331)	23.66%	(61,665)	(33,332)	85.00%
Depreciation and Amortization	(192,108)	(190,814)	0.68%	(758,253)	(694,213)	9.22%
Amortization of Concession's Intangible	(74,031)	(75,596)	-2.07%	(296,977)	(284,713)	4.31%
	(924,341)	(1,328,028)	-30.40%	(4,067,393)	(4,302,788)	-5.47%

EBITDA	911,888	726,566	25.51%	3,547,112	3,435,992	3.23%

EBIT	599,307	432,465	38.58%	2,369,776	2,335,092	1.49%

FINANCIAL INCOME (EXPENSE)
Financial Income	270,526	185,000	46.23%	699,208	706,963	-1.10%
Financial Expenses	(441,624)	(322,957)	36.74%	(1,670,651)	(1,284,736)	30.04%
	(171,098)	(137,957)	24.02%	(971,443)	(577,773)	68.14%

EQUITY ACCOUNTING
Equity Accounting	46,132	27,368	68.56%	120,868	120,680	0.16%
Assets Surplus Value Amortization	310	324	-4.44%	1,238	1,295	-4.36%
	46,441	27,692	67.71%	122,106	121,975	0.11%

INCOME BEFORE TAXES ON INCOME	474,341	321,875	47.37%	1,519,201	1,877,999	-19.11%

Social Contribution	(43,677)	(32,109)	36.03%	(156,756)	(178,018)	-11.94%
Income Tax	(107,808)	(97,633)	10.42%	(413,408)	(492,919)	-16.13%

NET INCOME	322,856	192,133	68.04%	949,036	1,207,062	-21.38%
Controlling Shareholders' Interest	300,930	185,574	62.16%	937,419	1,176,252	-20.30%
Non-Controlling Shareholders' Interest	21,927	6,558	234.33%	11,618	30,810

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)

(Pro forma - R$ thousands)

Consolidated - Pro forma
	4Q13	4Q12	Variation	2013	2012	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,472,477	4,316,554	-19.55%	13,877,873	16,051,247	-13.54%
Electricity Sales to Distributors	748,485	756,875	-1.11%	2,774,572	2,263,513	22.58%
Revenue from building the infrastructure	251,307	370,000	-32.08%	1,004,399	1,351,550	-25.69%
Other Operating Revenues(1)	502,286	471,857	6.45%	1,932,890	1,755,965	10.08%
	4,974,554	5,915,286	-15.90%	19,589,733	21,422,274	-8.55%

DEDUCTIONS FROM OPERATING REVENUES	(1,167,409)	(1,659,230)	-29.64%	(4,721,990)	(6,367,127)	-25.84%
NET OPERATING REVENUES	3,807,145	4,256,056	-10.55%	14,867,743	15,055,147	-1.24%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,790,664)	(1,770,645)	1.13%	(6,888,064)	(6,151,617)	11.97%
Electricity Network Usage Charges	(249,304)	(487,469)	-48.86%	(786,429)	(1,574,362)	-50.05%
	(2,039,968)	(2,258,114)	-9.66%	(7,674,493)	(7,725,980)	-0.67%
OPERATING COSTS AND EXPENSES
Personnel	(177,972)	(206,236)	-13.70%	(735,618)	(707,082)	4.04%
Material	(115,227)	(146,175)	-21.17%	(308,910)	(217,718)	41.89%
Outsourced Services	(135,116)	(152,579)	-11.45%	(510,812)	(554,655)	-7.90%
Other Operating Costs/Expenses	(64,121)	(298,434)	-78.51%	(676,267)	(616,288)	9.73%
Cost of building the infrastructure	(251,307)	(370,000)	-32.08%	(1,004,399)	(1,351,550)	-25.69%
Employee Pension Plans	(10,302)	(8,331)	23.66%	(61,665)	(33,332)	85.00%
Depreciation and Amortization	(222,994)	(223,342)	-0.16%	(880,401)	(841,095)	4.67%
Amortization of Concession's Intangible	(74,341)	(75,920)	-2.08%	(298,216)	(286,008)	4.27%
	(1,051,379)	(1,481,016)	-29.01%	(4,476,288)	(4,607,727)	-2.85%

EBITDA	1,013,132	816,188	24.13%	3,895,579	3,848,543	1.22%

EBIT	715,798	516,927	38.47%	2,716,962	2,721,441	-0.16%

FINANCIAL INCOME (EXPENSE)
Financial Income	272,465	187,849	45.04%	705,352	720,332	-2.08%
Financial Expenses	(491,060)	(370,481)	32.55%	(1,841,402)	(1,487,964)	23.75%
	(218,595)	(182,633)	19.69%	(1,136,050)	(767,632)	47.99%

INCOME BEFORE TAXES ON INCOME	497,203	334,294	48.73%	1,580,912	1,953,809	-19.09%

Social Contribution	(49,995)	(35,789)	39.69%	(173,593)	(198,987)	-12.76%
Income Tax	(124,352)	(106,372)	16.90%	(458,280)	(547,760)	-16.34%

NET INCOME	322,856	192,133	68.04%	949,036	1,207,062	-21.38%
Controlling Shareholders' Interest	300,929	185,574	62.16%	937,419	1,176,252	-20.30%
Non-Controlling Shareholders' Interest	21,927	6,558	234.35%	11,618	30,810

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q13	2013

Beginning Balance	5,405,508	2,435,034

Net Income Before Taxes	474,342	1,519,200

Depreciation and Amortization	266,139	1,055,230
Interest on Debts and Monetary and Foreign Exchange Restatements	263,024	1,294,281
Eletrobrás Accounts Receivable - Resources Provided by the CDE	102,380	(145,571)
Suppliers	312,167	191,089
Eletrobrás Advance - Resources Provided by the CDE	(88,844)	9,246
Interest on Debts Paid	(383,207)	(1,093,465)
Income Tax and Social Contribution Paid	(133,471)	(559,879)
Others	(92,373)	247,415
	245,815	998,346

Total Operating Activities	720,157	2,517,546

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(374,250)	(1,734,836)
Others	37,154	40,297
Total Investment Activities	(337,096)	(1,694,539)

Financing Activities
Subsidiary Stock Public Offering	(1,328)	328,500
Loans and Debentures	439,900	5,958,322
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,657,010)	(4,499,451)
Dividend and Interest on Equity Paid	(363,709)	(838,990)
Others	-	-
Total Financing Activities	(1,582,147)	948,381

Cash Flow Generation	(1,199,086)	1,771,388

Ending Balance - 12/31/2013	4,206,422	4,206,422

13.6) Income Statement – Segment of Conventional Generation

(Pro-forma, R$ thousands)

Conventional Generation
	4Q13	4Q12	Var %	2013	2012	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	531,452	497,918	6.73%	1,931,415	1,650,490	17.0%
Other Operating Revenues	699	665	5.16%	5,219	2,933	77.9%
	532,151	498,582	6.73%	1,936,634	1,653,423	17.1%

DEDUCTIONS FROM OPERATING REVENUES	(39,055)	(36,740)	6.30%	(138,281)	(109,958)	25.8%
NET OPERATING REVENUES	493,096	461,842	6.77%	1,798,353	1,543,466	16.5%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(25,159)	(26,983)	-6.8%	(191,494)	(58,877)	225.2%
Eletricity Network Usage Charges	(19,230)	(18,716)	2.7%	(75,121)	(68,423)	9.8%
	(44,389)	(45,699)	-2.9%	(266,614)	(127,300)	109.4%
OPERATING COSTS AND EXPENSES
Personnel	(10,442)	(11,119)	-6.1%	(41,851)	(39,607)	5.7%
Material	(88,533)	(109,866)	-19.4%	(204,299)	(115,843)	76.4%
Outsourced Services	(11,717)	(13,628)	-14.0%	(40,473)	(36,392)	11.2%
Other Operating Costs/Expenses	(8,153)	(14,648)	-44.3%	(80,784)	(58,493)	38.1%
Employee Pension Plans	(23)	919		(481)	3,676
Depreciation and Amortization	(58,874)	(62,081)	-5.2%	(235,933)	(263,728)	-10.5%
Amortization of Concession's Intangible	(4,208)	(4,592)	-8.4%	(16,833)	(18,369)	-8.4%
	(181,950)	(215,014)	-15.4%	(620,653)	(528,755)	17.4%

EBITDA	329,840	267,801	23.2%	1,163,852	1,169,507	-0.5%

EBIT	266,757	201,128	32.6%	911,086	887,410	2.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	21,130	12,991	62.6%	52,115	46,178	12.9%
Financial Expenses	(154,084)	(96,580)	59.5%	(515,500)	(432,179)	19.3%
Interest on Equity	-	-
	(132,954)	(83,589)	59.1%	(463,385)	(386,001)	20.0%

EQUITY ACCOUNTING	-	-	-	-	-	-

INCOME BEFORE TAXES ON INCOME	133,803	117,540	13.8%	447,701	501,410	-10.7%

Social Contribution	(9,496)	(6,906)	37.5%	(35,448)	(40,255)	-11.9%
Income Tax	(24,941)	(17,855)	39.7%	(96,201)	(108,311)	-11.2%

NET INCOME/LOSS	99,366	92,779	7.1%	316,052	352,843	-10.4%
Controlling Shareholders' Interest	88,975	86,141	3.3%	284,582	325,070	-12.5%
Non-Controlling Shareholders' Interest	10,392	6,637	56.6%	31,469	27,773	13.3%

13.7) Income Statement – CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated
	4Q13	4Q12	Variation	2013	2012	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	356,639	296,804	20.16%	1,086,014	860,565	26.20%
Other Operating Revenues	519	46	1034.05%	1,405	383	266.60%
	357,158	296,850	20.32%	1,087,419	860,948	26.30%

DEDUCTIONS FROM OPERATING REVENUES	(23,040)	(19,173)	20.17%	(68,807)	(54,528)	26.19%
NET OPERATING REVENUES	334,118	277,677	20.33%	1,018,612	806,420	26.31%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(91,756)	(26,936)	240.65%	(225,878)	(79,903)	182.69%
Eletricity Network Usage Charges	(11,706)	(11,270)	3.87%	(41,638)	(32,107)	29.68%
	(103,462)	(38,206)	170.80%	(267,515)	(112,010)	138.83%
OPERATING COSTS AND EXPENSES
Personnel	(17,464)	(10,763)	62.26%	(67,669)	(37,641)	79.77%
Material	(6,261)	(11,847)	-47.15%	(14,620)	(15,895)	-8.02%
Outsourced Services	(23,835)	(28,391)	-16.05%	(77,751)	(96,382)	-19.33%
Other Operating Costs/Expenses	(7,524)	(22,814)	-67.02%	(27,952)	(39,981)	-30.09%
Employee Pension Plans	-	-	0.00%	-	-	0.00%
Depreciation and Amortization	(54,419)	(56,373)	-3.47%	(220,078)	(178,366)	23.39%
Amortization of Concession's Intangible	(31,856)	(32,169)	-0.97%	(128,277)	(111,006)	15.56%
	(141,359)	(162,357)	-12.93%	(536,346)	(479,271)	11.91%

EBITDA	175,572	165,656	5.99%	563,105	504,511	11.61%

EBIT	89,297	77,114	15.80%	214,750	215,139	-0.18%

FINANCIAL INCOME (EXPENSE)
Financial Income	20,951	15,015	39.53%	55,083	56,461	-2.44%
Financial Expenses	(82,173)	(84,656)	-2.93%	(314,243)	(254,084)	23.68%
Interest on Equity	-	-	-	-	-	-
	(61,222)	(69,641)	-12.09%	(259,160)	(197,622)	31.14%

INCOME BEFORE TAXES ON INCOME	28,075	7,473	275.66%	(44,410)	17,517

Social Contribution	(3,183)	464		(8,909)	(2,233)	298.87%
Income Tax	2,896	(8,093)		(1,699)	(7,023)	-75.81%

NET INCOME	27,787	(155)		(55,017)	8,261
Controlling Shareholders' Interest	27,810	(121)		(54,947)	8,291
Non-Controlling Shareholders' Interest	(22)	(34)		(70)	(31)

13.8) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	4Q13	4Q12	Variation	2013	2012	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,243,406	4,080,014	-20.51%	12,962,810	15,180,467	-14.61%
Electricity Sales to Distributors	38,505	55,480	-30.60%	165,000	304,259	-45.77%
Revenue from building the infrastructure	247,049	370,000	-33.23%	997,165	1,351,550	-26.22%
Other Operating Revenues(1)	462,135	448,811	2.97%	1,822,929	1,654,336	10.19%
	3,991,096	4,954,306	-19.44%	15,947,904	18,490,612	-13.75%

DEDUCTIONS FROM OPERATING REVENUES	(1,073,924)	(1,567,299)	-31.48%	(4,380,077)	(6,092,245)	-28.10%
NET OPERATING REVENUES	2,917,172	3,387,006	-13.87%	11,567,827	12,398,368	-6.70%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,683,613)	(1,678,464)	0.31%	(6,171,814)	(6,044,088)	2.11%
Electricity Network Usage Charges	(219,267)	(460,212)	-52.36%	(669,504)	(1,479,645)	-54.75%
	(1,902,880)	(2,138,676)	-11.03%	(6,841,318)	(7,523,733)	-9.07%
OPERATING COSTS AND EXPENSES
Personnel	(120,718)	(150,372)	-19.72%	(504,605)	(525,150)	-3.91%
Material	(15,497)	(21,407)	-27.61%	(73,043)	(78,451)	-6.89%
Outsourced Services	(101,337)	(117,461)	-13.73%	(406,600)	(518,557)	-9.63%
Other Operating Costs/Expenses	(49,756)	(260,202)	-80.88%	(568,423)	(1,351,550)	9.62%
Cost of building the infrastructure	(247,049)	(370,000)	-33.23%	(997,165)	(1,351,550)	-26.22%
Employee Pension Plans	(10,279)	(9,250)	11.12%	(61,184)	(37,008)	65.33%
Depreciation and Amortization	(106,484)	(102,939)	3.44%	(415,565)	(392,056)	6.00%
Amortization of Concession's Intangible	(5,486)	(5,045)	8.74%	(21,945)	(20,181)	8.74%
	(656,606)	(1,036,676)	-36.66%	(3,048,531)	(3,372,870)	-9.62%

EBITDA	469,656	319,639	46.93%	2,115,488	1,914,001	10.53%

EBIT	357,686	211,655	69.00%	1,677,978	1,501,764	11.73%

FINANCIAL INCOME (EXPENSE)
Financial Income	210,646	153,760	37.00%	512,598	558,130	-8.16%
Financial Expenses	(221,455)	(154,170)	43.64%	(914,339)	(632,519)	44.56%
Interest on Equity	-	-	-	-	-	-
	(10,809)	(410)	2539.37%	(401,741)	(74,389)	440.05%

INCOME BEFORE TAXES ON INCOME	346,877	211,245	64.21%	1,276,237	1,427,375	-10.59%

Social Contribution	(28,029)	(16,646)	68.38%	(113,335)	(125,884)	-9.97%
Income Tax	(76,027)	(45,401)	67.46%	(310,377)	(343,197)	-9.56%

NET INCOME	242,821	149,198	62.75%	852,525	958,294	-11.04%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.9) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	2,085,042	2,570,382	-18.9%	8,296,412	9,569,956	-13.3%
Net Operating Revenues	1,507,806	1,774,586	-15.0%	6,024,019	6,518,013	-7.6%
Cost of Electric Power	(968,057)	(1,159,448)	-16.5%	(3,501,753)	(3,997,013)	-12.4%
Operating Costs & Expenses	(311,247)	(558,982)	-44.3%	(1,437,861)	(1,829,389)	-21.4%
EBIT	228,502	56,156	306.9%	1,084,404	691,611	56.8%
EBITDA (IFRS)(1)	279,549	107,404	160.3%	1,283,796	884,907	45.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	289,828	325,943	-11.1%	1,060,038	1,296,707	-18.3%
Financial Income (Expense)	(2,574)	(9,702)	-73.5%	(144,436)	(49,748)	190.3%
Income Before Taxes	225,928	46,453	386.4%	939,969	641,863	46.4%
NET INCOME (IFRS)	151,731	31,896	375.7%	620,412	423,758	46.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	159,160	176,858	-10.0%	478,891	694,567	-31.1%

CPFL PIRATININGA
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	916,606	1,093,570	-16.2%	3,537,831	4,070,922	-13.1%
Net Operating Revenues	665,803	707,767	-5.9%	2,480,262	2,562,687	-3.2%
Cost of Electric Power	(484,599)	(496,951)	-2.5%	(1,620,996)	(1,724,644)	-6.0%
Operating Costs & Expenses	(130,711)	(200,059)	-34.7%	(653,232)	(601,193)	8.7%
EBIT	50,492	10,758	369.4%	206,034	236,850	-13.0%
EBITDA (IFRS)(1)	72,383	32,092	125.5%	292,364	320,095	-8.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	84,182	51,934	62.1%	232,208	269,189	-13.7%
Financial Income (Expense)	6,001	4,663	28.7%	(71,762)	(9,073)	690.9%
Income Before Taxes	56,493	15,420	266.4%	134,271	227,776	-41.1%
NET INCOME (IFRS)	39,798	8,990	342.7%	82,985	142,535	-41.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	56,802	33,849	67.8%	100,653	162,206	-37.9%

RGE
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	769,898	1,025,029	-24.9%	3,258,722	3,883,295	-16.1%
Net Operating Revenues	577,112	715,564	-19.3%	2,421,550	2,641,916	-8.3%
Cost of Electric Power	(353,163)	(373,841)	-5.5%	(1,360,532)	(1,427,357)	-4.7%
Operating Costs & Expenses	(167,669)	(216,463)	-22.5%	(753,559)	(745,778)	1.0%
EBIT	56,280	125,260	-55.1%	307,460	468,781	-34.4%
EBITDA (IFRS)(1)	88,251	153,596	-42.5%	430,756	580,522	-25.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	102,523	179,617	-42.9%	438,863	622,557	-29.5%
Financial Income (Expense)	(7,167)	10,903		(140,373)	(15,577)	801.1%
Income Before Taxes	49,113	136,163	-63.9%	167,087	453,203	-63.1%
NET INCOME (IFRS)	40,065	98,478	-59.3%	126,851	320,757	-60.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	50,907	115,291	-55.8%	132,696	346,926	-61.8%

CPFL SANTA CRUZ
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	99,976	115,372	-13.3%	370,728	426,288	-13.0%
Net Operating Revenues	77,852	83,150	-6.4%	281,465	303,227	-7.2%
Cost of Electric Power	(48,794)	(49,958)	-2.3%	(174,623)	(167,935)	4.0%
Operating Costs & Expenses	(24,206)	(28,253)	-14.3%	(96,088)	(92,675)	3.7%
EBIT	4,852	4,939	-1.8%	10,755	42,618	-74.8%
EBITDA (IFRS)(1)	8,177	7,734	5.7%	23,777	52,748	-54.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	24,671	9,320	164.7%	46,283	46,220	0.1%
Financial Income (Expense)	1,242	(9,943)		(9,336)	(7,246)	28.8%
Income Before Taxes	6,094	(5,004)		1,419	35,372	-96.0%
NET INCOME (IFRS)	3,738	(2,897)		(143)	24,181
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	15,044	(1,809)		14,551	20,592	-29.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	29,025	35,915	-19.2%	119,336	132,274	-9.8%
Net Operating Revenues	21,915	27,109	-19.2%	91,945	97,461	-5.7%
Cost of Electric Power	(11,084)	(14,534)	-23.7%	(44,781)	(49,375)	-9.3%
Operating Costs & Expenses	(3,277)	(10,637)	-69.2%	(28,276)	(31,652)	-10.7%
EBIT	7,554	1,938	289.8%	18,887	16,434	14.9%
EBITDA (IFRS)(1)	8,507	3,443	147.1%	23,822	21,334	11.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	8,258	2,229	270.5%	21,422	17,377	23.3%
Financial Income (Expense)	540	(1,737)		(9,150)	(2,057)	344.9%
Income Before Taxes	8,094	202	3914.0%	9,737	14,377	-32.3%
NET INCOME (IFRS)	6,293	176	3482.7%	6,826	9,646	-29.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	6,071	(627)		4,982	7,200	-30.8%

CPFL SUL PAULISTA
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	35,354	48,840	-27.6%	147,824	171,675	-13.9%
Net Operating Revenues	26,514	34,972	-24.2%	111,195	119,989	-7.3%
Cost of Electric Power	(15,450)	(17,882)	-13.6%	(57,915)	(65,087)	-11.0%
Operating Costs & Expenses	(6,151)	(9,275)	-33.7%	(34,191)	(31,091)	10.0%
EBIT	4,913	7,815	-37.1%	19,089	23,811	-19.8%
EBITDA (IFRS)(1)	6,202	9,059	-31.5%	23,933	27,725	-13.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	7,568	8,472	-10.7%	21,363	26,002	-17.8%
Financial Income (Expense)	435	2,450	-82.2%	(8,736)	4,967
Income Before Taxes	5,348	10,265	-47.9%	10,353	28,778	-64.0%
NET INCOME (IFRS)	3,642	7,097	-48.7%	6,743	19,622	-65.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	4,513	6,707	-32.7%	4,937	18,579	-73.4%

CPFL JAGUARI
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	32,864	41,978	-21.7%	131,418	154,692	-15.0%
Net Operating Revenues	23,572	28,100	-16.1%	94,459	101,743	-7.2%
Cost of Electric Power	(16,985)	(19,581)	-13.3%	(63,452)	(68,675)	-7.6%
Operating Costs & Expenses	(8,615)	(6,620)	30.1%	(24,553)	(19,800)	24.0%
EBIT	(2,028)	1,899		6,455	13,269	-51.4%
EBITDA (IFRS)(1)	(1,277)	2,651		9,378	15,889	-41.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	(219)	1,661		8,313	12,214	-31.9%
Financial Income (Expense)	(9,638)	1,802		(16,156)	2,561
Income Before Taxes	(11,665)	3,701		(9,702)	15,830
NET INCOME (IFRS)	(7,544)	2,625		(6,631)	10,694
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(7,006)	1,927		(7,403)	8,301

CPFL MOCOCA
	4Q13	4Q12	Var.	2013	2012	Var.
Gross Operating Revenues	25,299	27,502	-8.0%	97,878	98,450	-0.6%
Net Operating Revenues	19,322	19,671	-1.8%	74,160	68,831	7.7%
Cost of Electric Power	(7,166)	(10,090)	-29.0%	(27,251)	(37,760)	-27.8%
Operating Costs & Expenses	(5,036)	(6,692)	-24.7%	(22,015)	(22,680)	-2.9%
EBIT	7,120	2,889	146.5%	24,895	8,391	196.7%
EBITDA (IFRS)(1)	7,864	3,660	114.8%	27,663	10,781	156.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,542	4,683	18.3%	19,693	15,098	30.4%
Financial Income (Expense)	353	1,154	-69.5%	(1,792)	1,785
Income Before Taxes	7,473	4,043	84.8%	23,102	10,175	127.0%
NET INCOME (IFRS)	5,099	2,833	80.0%	15,482	7,100	118.0%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,498	3,528	-0.8%	10,026	10,053	-0.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

13.10) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	2,230	2,177	2.4%	8,620	8,165	5.6%
Industrial	3,096	3,100	-0.1%	12,157	12,074	0.7%
Commercial	1,409	1,402	0.5%	5,379	5,158	4.3%
Others	1,070	1,078	-0.8%	4,090	4,014	1.9%
Total	7,804	7,757	0.6%	30,246	29,411	2.8%

CPFL Piratininga
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	953	922	3.4%	3,807	3,607	5.5%
Industrial	2,133	2,142	-0.4%	8,481	8,362	1.4%
Commercial	576	568	1.4%	2,214	2,156	2.7%
Others	278	275	1.1%	1,099	1,076	2.2%
Total	3,940	3,907	0.8%	15,601	15,201	2.6%

RGE
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	582	536	8.6%	2,276	2,116	7.5%
Industrial	962	904	6.3%	3,770	3,573	5.5%
Commercial	354	336	5.2%	1,366	1,335	2.3%
Others	633	605	4.6%	2,478	2,471	0.3%
Total	2,531	2,382	6.3%	9,890	9,495	4.2%

CPFL Santa Cruz
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	85	81	5.0%	336	316	6.3%
Industrial	56	57	-1.3%	225	210	7.2%
Commercial	42	43	-2.2%	163	161	1.3%
Others	98	98	-0.7%	351	351	0.0%
Total	281	280	0.6%	1,074	1,037	3.6%

CPFL Jaguari
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	21	20	4.6%	84	78	7.5%
Industrial	110	97	12.6%	406	366	11.0%
Commercial	12	12	2.8%	49	43	14.4%
Others	10	10	4.0%	39	38	4.2%
Total	153	139	10.0%	578	524	10.3%

CPFL Mococa
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	18	17	4.0%	71	67	6.1%
Industrial	17	16	6.6%	68	62	9.9%
Commercial	8	8	-1.1%	31	30	2.8%
Others	15	16	-8.7%	58	59	-2.3%
Total	58	58	0.4%	228	218	4.4%

CPFL Leste Paulista
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	24	23	6.1%	95	89	6.6%
Industrial	21	21	0.3%	83	77	7.9%
Commercial	11	11	3.1%	44	41	6.3%
Others	28	29	-6.5%	107	111	-3.3%
Total	84	84	-0.2%	329	318	3.4%

CPFL Sul Paulista
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	35	33	5.5%	138	130	6.8%
Industrial	73	50	46.2%	229	201	13.9%
Commercial	14	17	-17.3%	60	56	7.0%
Others	23	23	0.2%	90	90	-0.6%
Total	144	123	17.8%	518	478	8.4%

13.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	2,230	2,177	2.4%	8,620	8,165	5.6%
Industrial	1,061	1,126	-5.7%	4,244	4,528	-6.3%
Commercial	1,308	1,325	-1.3%	5,016	4,904	2.3%
Others	1,036	1,043	-0.6%	3,960	3,923	0.9%
Total	5,635	5,671	-0.6%	21,841	21,520	1.5%

CPFL Piratininga
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	953	922	3.4%	3,807	3,607	5.5%
Industrial	592	624	-5.1%	2,318	2,527	-8.3%
Commercial	518	517	0.2%	1,990	1,970	1.0%
Others	265	269	-1.2%	1,054	1,052	0.3%
Total	2,328	2,331	-0.1%	9,169	9,156	0.1%

RGE
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	582	536	8.6%	2,276	2,116	7.5%
Industrial	436	437	-0.1%	1,741	1,839	-5.3%
Commercial	335	326	2.7%	1,298	1,302	-0.3%
Others	633	605	4.6%	2,478	2,471	0.3%
Total	1,987	1,904	4.3%	7,792	7,728	0.8%

CPFL Santa Cruz
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	85	81	5.0%	336	316	6.3%
Industrial	45	45	0.6%	179	176	1.7%
Commercial	42	43	-2.4%	163	161	1.3%
Others	98	98	-0.7%	351	351	0.0%
Total	270	267	1.0%	1,029	1,004	2.5%

CPFL Jaguari
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	21	20	4.6%	84	78	7.5%
Industrial	83	76	8.4%	306	284	7.8%
Commercial	12	12	2.8%	49	43	14.4%
Others	10	10	4.0%	39	38	4.2%
Total	126	118	6.8%	478	442	8.1%

CPFL Mococa
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	18	17	4.0%	71	67	6.1%
Industrial	10	10	6.6%	41	46	-9.7%
Commercial	8	8	-1.1%	31	30	2.8%
Others	15	16	-8.7%	58	59	-2.3%
Total	51	51	-0.4%	201	202	-0.4%

CPFL Leste Paulista
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	24	23	6.1%	95	89	6.6%
Industrial	7	7	0.3%	28	25	8.7%
Commercial	11	11	3.1%	44	41	6.3%
Others	28	29	-6.5%	107	111	-3.3%
Total	70	70	-0.3%	273	266	2.6%

CPFL Sul Paulista
	4Q13	4Q12	Var.	2013	2012	Var.
Residential	35	33	5.5%	138	130	6.8%
Industrial	20	21	-1.7%	82	88	-7.6%
Commercial	14	17	-17.3%	56	56	-1.0%
Others	23	23	0.2%	90	90	-0.6%
Total	92	94	-1.6%	366	365	0.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.